Frisch's Big Boy

Frisch's Restaurants, Inc.
2009 Annual Report



What's Your Favorite Thing?®



Dear Fellow Shareholder:

We entered fiscal 2009 with caution, fearing that rising costs would continue to hurt our operations. For the first half of the year, that fear was justified. We saw a second half turnaround, allowing the year to end on a very positive note, reaching net earnings levels we have not seen in four years. We believe we are poised to continue on that strength.

For the year ended June 2, 2009, total sales were $297,861,000 as compared to sales of $299,562,000 for fiscal 2008, a year that contained an extra week. Once again, our Big Boys produced a same store sales increase, marking the twelfth consecutive year that has occurred. Same store sales rose 1.5%, and average weekly sales for mature Big Boys equaled $39,900, or almost $2.1 million per year. Our Golden Corrals also turned in a much improved year, and for the first time in five years, we saw a same store sales increase, rising 1% over last year's level.

More importantly, for the first time in three years, our Golden Corrals produced a pretax profit. Overall, the Company earned $2.08 per share, compared to $1.14 per share last year. Last year's earnings were greatly reduced by an end of year impairment charge. However, even if the impairment charge had not occurred, earnings per share last year would have only been $1.75.

As indicated above, this was a year of two very different halves. High cost of food and a very stubborn economy hampered earnings through our first two quarters. However, when we entered calendar 2009, many positive factors occurred. First, commodity price pressures began to ease, and our cost of food as a percentage of sales improved dramatically in the second half. In addition, sales took off in both concepts, particularly in our Golden Corrals. New marketing campaigns in both Big Boy and Golden Corral, accompanied by favorable winter weather, drove the sales improvements. Our store management turnover was 50% lower in fiscal 2009 compared to 2008, and the effect of having seasoned managers in place is paying off on bottom line results.

We also believe that our value priced offerings in both concepts have drawn many new customers as the tight economy has forced consumers to make difficult choices on where to spend their hard-earned dollars. We have always prided ourselves on providing quality food products at a fair price, served by a helpful wait staff that is second to none. That combination proved to be a winning formula during these difficult economic times.

We also continued to develop our Big Boy concept during fiscal 2009, building two new restaurants, and replacing one. The new stores have produced satisfactory first year volumes, and we plan to continue spending our cash flow on new store development. One older Big Boy will be replaced this summer, and at least three new ones are on the drawing board with planned openings to occur before fiscal 2010 ends next May.

Paying dividends to our shareholders has always been a priority, and this year that tradition continued. In July 2009, we paid our 194th consecutive quarterly dividend, a record we are proud of, and one we expect to extend.

We wish to thank our more than 8,300 employees for their dedication and contribution to the success we attained this year, and we look confidently forward to producing results we can all be proud of in fiscal 2010.

Respectfully submitted,

Craig F. Maier
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 2, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07323

FRISCH'S RESTAURANTS, INC.
(Exact name of registrant as specified in its charter)

State of Ohio	**31-0523213**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2800 Gilbert Avenue
Cincinnati, Ohio 45206
(Address of principal executive offices)

(513)-961-2660
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock of No Par Value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]

Accelerated filer [x]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)

Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [x]

The aggregate market value of voting common stock held by non-affiliates of the registrant on December 16, 2008 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $55,894,000, based upon the closing sales price of the registrant's common stock as reported on NYSE Amex on that date. The registrant does not have any non-voting common equity.

As of July 24, 2009, there were 5,102,641 shares of registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statemeht for its Annual Meeting of Shareholders to be held October 6, 2009 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	02
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	14
Item 2.	Properties	14
Item 3.	Legal Proceedings	16
Item 4.	Submission of Matters to a Vote of Security Holders	18
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Financial Data	20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	31
Item 8.	Financial Statements and Supplementary Data	32
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	67
Item 9A.	Controls and Procedures	67
Item 9A(T).	Controls and Procedures	67
Item 9B.	Other Information	67
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	67
Item 11.	Executive Compensation	68
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	68
Item 13.	Certain Relationships and Related Transactions, and Director Independence	69
Item 14.	Principal Accounting Fees and Services	69
PART IV		
Item 15	Exhibits, Financial Statement Schedules	70
SIGNATURES		74

Cautionary Statement Regarding Forward-Looking Information

Forward-looking statements are contained throughout this Annual Report on Form 10-K. Such statements generally express management's expectations with respect to its plans, or its assumptions and beliefs concerning future developments and their potential effect on the Company. There can be no assurances that such expectations will be met or that future developments will not conflict with management's current beliefs and assumptions, which are inherently subject to risks and uncertainties. Factors that could cause actual results and performance to differ materially from anticipated results that may be expressed or implied in forward-looking statements are included in, but not limited to, the discussion in this Form 10-K under Part I, Item 1A. "Risk Factors." Risk factors and other uncertainties may also be discussed from time to time in the Company's press releases, public statements or other filings with the Securities and Exchange Commission.

Forward-looking statements can generally be identified in sentences that contain words such as "should," "would," "could," "may," "plan(s)," "anticipate(s)," "project(s)," "believe(s)," "will," "expect(s)," "estimate(s)," "intend(s)," "continue," "assumption(s)," "goal(s)," "target" and similar words (or derivatives thereof) that are used to distinguish forward-looking statements from historical or present facts.

All forward looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of all risk factors. Except as may be required by law, the Company disclaims any obligation to update any of the forward-looking statements that are contained in this Form 10-K.

References to fiscal years used in this Form 10-K

In this Annual Report on Form 10-K, the Company's fiscal year that ended June 2, 2009 may be referred to as fiscal year 2009. The Company's fiscal year is the 52 week (364 days) or 53 week (371 days) period ending on the Tuesday nearest to the last day of the month of May. Fiscal year 2009 consisted of 52 weeks.

Also in this Annual Report on Form 10-K, the Company's fiscal years that ended June 3, 2008, May 29, 2007, May 30, 2006 and May 29, 2005 may be referred to as fiscal years 2008, 2007, 2006 and 2005, respectively. All of these years consisted of 52 weeks, except for fiscal year 2008 which was a 53 week year. In addition, it should be noted that fiscal year 2006 included an additional two days (366 days) to effect a change in the year end from the Sunday nearest to the last day of May to the nearest Tuesday. References to fiscal year 2010 refer to the 52 week year that will end on Tuesday, June 1, 2010.

The first quarter of each fiscal year presented herein contained sixteen weeks while the last three quarters contained twelve weeks, except for the fourth quarter of fiscal year 2008 which contained thirteen weeks and the fourth quarter of fiscal year 2006 which consisted of twelve weeks plus two days.

PART I

(Items 1 through 4)

Item 1. Business

Background

The registrant, Frisch's Restaurants, Inc. (together with its wholly owned subsidiaries, referred to as the "Company" or the "Registrant"), is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. Restaurants operated by the Company during the last five years have been located primarily in various regions of Ohio, Kentucky and Indiana. Golden Corral operations were expanded into certain parts of Pennsylvania and West Virginia during fiscal year 2006.

Incorporated in the state of Ohio in 1947, the Company's stock has been publicly traded since 1960. The Company's executive offices are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206. The telephone number is (513) 961-2660. The Company's web site is www.frischs.com.

The Company's vision is to be the best large owner/operator of franchised, multi-location restaurant concepts within 500 miles of Cincinnati. As of June 2, 2009, the Company's operations consisted of 88 family-style restaurants using the "Big Boy" trade name and 35 "Golden Corral" grill-buffet style family restaurants. Additionally, 26 Big Boy restaurants were in operation under licensing rights granted by the Company to other operators. All of the restaurants licensed to other operators are located in various markets of Ohio, Kentucky and Indiana.

The Company owns the trademark "Frisch's." The rights to the "Big Boy" trademark, trade name and service mark are exclusively and irrevocably owned by the Company in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. The Company has development rights with Golden Corral Franchising Systems, Inc. allowing the Company to develop up to twelve additional Golden Corral restaurants by December 31, 2011.

Both the Big Boy and Golden Corral formats are considered reportable operating segments for purposes of compliance with Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." Financial information by operating segment as of and for the three fiscal years in the period ended June 2, 2009 appears in Note G - Segment Information – to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Big Boy Restaurant Operations

Big Boy restaurants are full service family restaurants offering quick, efficient service, which the Company operates under the name "Frisch's." All of the restaurants offer "drive-thru" service. The restaurants are generally open seven days a week, typically from 7:00 a.m. to 11:00 p.m. with extended weekend evening hours. Menus are generally standardized with a wide variety of items at moderate prices, featuring well-known signature items such as the original "Big Boy" double-deck hamburger sandwich, freshly made onion rings and hot fudge cake for dessert. Menu selections also include many other sandwiches, pasta, roast beef, chicken and seafood dinners, desserts, non-alcoholic beverages and many other items. In addition, a full breakfast menu is offered, and all of the restaurants contain breakfast bars that are easily converted to soup and salad bars for lunch and dinner hours. Drive-thru and carryout menus emphasize combo meals that consist of a popular sandwich packaged with french fries and a beverage and sold at a lower price than if purchased separately. Although customers have not shown any significant preference for highly nutritional, low fat foods, such items are available on the menu and salad bars. In addition, customers are not discouraged from ordering customized servings to meet their dietary concerns (a sandwich can be ordered, for example, without the usual dressing of cheese and tartar sauce).

Operations in the Big Boy segment are vertically integrated. A commissary is operated near the Company's Cincinnati headquarters that manufactures and prepares foods, and stocks food and beverages, paper products and other supplies for distribution to Big Boy restaurants. Some companies in the restaurant industry operate commissaries, while others purchase directly from outside sources. Raw materials, principally consisting of food items, are generally plentiful and may be obtained from any number of reliable suppliers. Quality and price are the principal determinants of source. The Company believes that its Big Boy operations benefit from centralized purchasing and food preparation through its commissary operation, which ensures uniform product quality, timeliness of distribution (two to three deliveries per week) to restaurants and ultimately results in lower food and supply costs. Sales of commissary products to Big Boy restaurants licensed to other operators were $9.0 million in fiscal year 2009 (3.0% of consolidated sales), $9.3 million fiscal year 2008 (3.1% of consolidated sales) and $9.0 million in fiscal year 2007 (3.1% of consolidated sales). Substantially all licensed Big Boy restaurants regularly purchase products from the commissary. The commissary does not supply the Company's Golden Corral restaurants.

System-wide Frisch's Big Boy restaurant gross sales, which include sales generated by restaurants that the Company licenses to others, were approximately $216 million in fiscal year 2009, $218 million in fiscal year 2008, and $213 million in fiscal year 2007.

The Big Boy marketing strategy - "What's Your Favorite Thing?" – has been in place for more than ten years. Results from ongoing market research lead the Company to believe its effectiveness has not diminished. Television commercials are broadcast on local network affiliates and local cable programming emphasizing Big Boy's distinct and signature menu items. Newly produced commercials debuted during the second half of Fiscal Year 2009, incorporating the customer's "Favorite Thing" as well as their dining experience. Radio advertising complements the media plan and is used to introduce new menu items throughout the year, since commercial production can be accomplished quicker and with less investment than television spots. The Company currently expends for advertising an amount equal to two and one-half percent of Big Boy gross sales, plus fees paid into an advertising fund by restaurants licensed to other operators.

As part of the Company's commitment to serve customers in clean, pleasant surroundings, the Company renovates approximately one-fifth of its Big Boy restaurants each year. The renovations are designed to not only refresh and upgrade the interior finishes, but also to synchronize the interiors and exteriors of older restaurants with the newer prototype restaurants that were introduced in 2001. The current average cost to renovate a typical older restaurant ranges from $150,000 to $175,000. Newer prototype restaurants that reach five years of age also receive renovations, which on the average currently range from $80,000 to $90,000 per restaurant.

In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine a) whether their kitchens should be redesigned for increased efficiencies and b) if an expansion of the dining room is warranted. At least one older Big Boy restaurant is typically razed each year and replaced with a new building.

The following tabulation recaps Big Boy restaurant openings and closings for restaurants operated by the Company for the five most recent fiscal years:

			Fiscal Year		
	2005	2006	2007	2008	2009
Big Boy Restaurants Operated by the Company					
In operation beginning of year	88	88	90	87	87
Opened	1	1	2	2	2
Opened replacement building	1	1	-	1	1
Closed to make way for new buildings	(1)	-	(1)	-	(1)
Closed	(1)	-	(4)	(3)	(1)
End of year - total operated Big Boy restaurants	88	90	87	87	88

In fiscal year 2009, two new Big Boy restaurants were opened, one in August and the other in October 2008. Additionally, a Big Boy that temporarily closed in June 2008 re-opened in a brand new building in September 2008. An older, low volume Big Boy was permanently closed in May 2009. Construction of a new Big Boy restaurant began in June 2009 that is expected to open in September 2009, a project designed to replace an older restaurant with a new building on a superior nearby site. Three other sites were acquired in fiscal year 2009 on which construction should begin and three new restaurants should open before the end of fiscal 2010. On average, the approximate cost to build and equip a typical Big Boy restaurant currently ranges from $2,500,000 to $3,400,000, depending on land cost and land improvements, which can vary greatly from location to location. Several sites are currently being evaluated for future acquisition and development.

With respect to Big Boy restaurants licensed to other operators, the following tabulation recaps openings and closings for the five most recent fiscal years:

			Fiscal Year		
	2005	2006	2007	2008	2009
Big Boy Restaurants Licensed to Others					
Licensed to others beginning of year	31	28	28	28	28
Opened	-	-	-	-	-
Closed	(3)	-	-	-	(2)
End of year - total Big Boy restaurants licensed to others	28	28	28	28	26

No negotiations are currently underway to sell any new Big Boy licenses.

Franchise fees are charged to licensees for use of trademarks and trade names and licensees are required to make contributions to the Company's general advertising account. These fees and contributions are calculated principally on percentages of sales. Total franchise and other service fee revenue earned by the Company from licensees was $1.1 million in fiscal year 2009, $1.1 million in fiscal year 2008 and $1.1 million in fiscal year 2007. Other service fees from licensees include revenue from accounting and payroll services that four of the licensed restaurants currently purchase from the Company.

The license agreements with licensees are not uniform, but most of the licenses for individually licensed restaurants that were in effect as of June 2, 2009 are covered by agreements containing the following provisions:

1. The Company grants to the Licensee the right to use the name "Frisch" and/or "Frisch's," "Big Boy" and related trademarks and trade names in connection with the operation of a food and restaurant business, in return for which the Licensee pays a monthly license fee equal to three and three-quarters percent of its gross sales. In addition, an initial license fee of $30,000 is generally required.

2. The Company provides local and regional advertising through publications, radio, television, etc., in return for which the Licensee pays a monthly fee equal to two and one-half percent of its gross sales.

In addition, Licensees are required to conduct business on a high scale, in an efficient manner, with cleanliness and good service, all to the complete satisfaction of the Company. Licensees are required to serve only quality foods and must comply with all food, sanitary and other regulations.

Long standing area license agreements granted to other operators in northern Indiana and northwestern Ohio differ in various ways from license agreements covering individual restaurants. The most notable differences are significantly lower license and advertising fee percentages and lower initial fees paid by the area operators. Provisions for these lower fees have been perpetually in place since the 1950's.

Golden Corral Restaurant Operations

In 1998, the Company entered into an area development agreement with Golden Corral Franchising Systems, Inc. of Raleigh, North Carolina ("Franchisor"), under which development rights were granted to the Company to establish and operate 26 Golden Corral restaurants in certain markets in Ohio, Kentucky and Indiana, principally the greater metropolitan areas of Cincinnati and Dayton, Ohio and Louisville, Kentucky. In 2000, the Company entered into a second area development agreement with the Franchisor, which granted development rights to the Company to establish and operate fifteen additional Golden Corral restaurants in certain defined markets in the Cleveland and Toledo, Ohio Designated Market Areas. In July 2004, the Company entered its third area development agreement under which rights were received to develop an additional 22 Golden Corral restaurants by December 31, 2011, including markets in western Pennsylvania, southern Michigan, northern Indiana, the northwest portion of West Virginia and certain areas of Ohio, including Columbus. The Company does not have the right to sub-license others to use the Golden Corral system or proprietary marks.

Pursuant to the July 2004 development agreement, the Company entered certain markets in Pennsylvania and West Virginia in fiscal year 2006, followed by the entry into the Columbus, Ohio market when the Company opened its 35th Golden Corral restaurant in July 2007.

Because operating performance levels in the Golden Corral segment had been below expectations, the July 2004 development agreement was amended in April 2008 to reflect the deletion from development of sixteen restaurants that were to be located in western Pennsylvania, southern Michigan, and northern Indiana. The amendment reduced to twelve the number of remaining Golden Corral restaurants that the Company has the right to develop through December 31, 2011. The Company has the approval of Golden Corral Franchising Systems to curtail development of these restaurants until sustained improvements in performance levels are achieved in existing restaurants.

On June 4, 2008, the Company announced that management had concluded that certain assets in the Golden Corral segment were impaired under the rules of Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result, a non-cash pretax charge to earnings approximating $4.7 million dollars was taken to record the impairment in the fourth quarter of fiscal year 2008. The impairment charge lowered the carrying values of three Golden Corral restaurant locations to their estimated fair values, as required by SFAS 144 when the expected future cash flows from the operation of individual restaurants is less than the carrying values of the operating assets. The three restaurants with impaired values remain in operation.

The Company opened its first Golden Corral restaurant in January 1999. Twenty-five more opened in the following five years. The following tabulation recaps Golden Corral restaurant openings for the five most recent fiscal years:

	Fiscal Year				
	2005	2006	2007	2008	2009
Golden Corral Restaurants Operated by the Company					
In operation beginning of year	26	30	34	34	35
Opened	4	4	-	1	-
End of year - total operated Golden Corral restaurants	30	34	34	35	35

On average, the approximate cost to build and equip each Golden Corral restaurant ranges from $3,200,000 to $4,000,000 depending on land cost and land improvements, which can vary greatly from location to location, and whether land is purchased or leased. No active search for sites on which to build is currently underway.

Golden Corral is a grill-buffet style family restaurant concept offering a wide variety of buffet items. The buffet line features a large charbroil grill that is placed directly on the buffet line. This format allows customers to be served grilled-to-order steaks directly from the buffet line as part of the regular buffet price. The buffet also features many other varieties of meat including fried and rotisserie chicken, meat loaf, pot roast, fish, shrimp and a carving station that serves a rotation of hot roast beef, ham and turkey. The buffet also includes fresh fruits and vegetables, other hot and cold buffet foods, a salad bar, desserts, an in-store display bakery that offers made-from-scratch bakery goods every fifteen minutes, and many beverage items, none of which contain alcohol. Most of the food is prepared in full view of customers in order to emphasize its freshness and quality. The restaurants have distinctive exteriors and interior designs and trade dress, and are open seven days a week for lunch and dinner, providing prompt, courteous service in a clean and wholesome family atmosphere. Typical operating hours are 11:00 a.m. to 10:00 p.m. Additionally, the restaurants open earlier on weekends to provide the "Golden Sunrise Breakfast" buffet. The Company has sole discretion as to the prices charged to its customers.

The nature of buffet style dining easily affords every customer vast control in tailoring a meal to meet individual dietary needs, in terms of portion sizes and in selection from the wide variety of items that may be consumed from the buffet, including several foods that are low in fat. In addition, fried foods are fried only in trans fat-free shortening.

The Company may only sell such products, food, beverages and other menu items that meet the Franchisor's standards of quality and quantity, as expressly approved and have been prepared in accordance with the Franchisor's specifications. Except for items such as bread, produce and dairy products that are purchased from any number of local suppliers, the Company currently purchases substantially all other raw material for menu items and other supplies from the same vendor that the Franchisor uses for its operations. Deliveries are made two times per week. Other vendors are available to provide products that meet the Franchisor's specifications at comparable prices should the Company wish or need to make a change.

Under the terms of the area development agreements, each Golden Corral restaurant operated by the Company is governed by an individual franchise agreement. The term of each franchise granted is for fifteen years from the date the restaurant opens for business. Renewal privileges include two additional consecutive five year terms provided that the terms are the same as the then-current form of renewal required by the Franchisor.

In consideration of the granting of each individual franchise agreement, an initial franchise fee of $40,000 is required. Additionally, a royalty fee is required in an amount equal to four percent of the restaurant's gross sales, and the Company is required to expend or contribute for advertising an amount not less than two percent of the restaurant's gross sales up to a maximum of six percent of the restaurant's gross sales. Royalty fees have always been paid to the Franchisor weekly. Prior to January 1, 2009, the Company was permitted to retain and expend advertising fees at its direction, at the rate of two percent of gross sales. This system was replaced on January 1, 2009, when the Franchisor initiated a national advertising program under which all Golden Corral restaurants were required to begin contributing their advertising fees each week to the Franchisor at the rate of two percent of gross sales.

Marketing strategy and creative direction originates from the Franchisor. The campaign during Fiscal Year 2009 focused on value during the first three months, shifting for the remainder of the fiscal year to specific food products featured on the buffet line. National media buying by the franchisor that began in January 2009 allowed cable television spots to run in all markets. Previously, the Company could only place television spots in those markets where sales volumes could justify the cost. Newspaper freestanding inserts were used in all markets in the first half of the fiscal year.

A renovation program for Golden Corral restaurants has been in place since fiscal year 2005, when the original five Golden Corral restaurants were each remodeled. The program is designed to renovate each restaurant when it reaches five years of age and every five years thereafter, much like the highly successful Big Boy program. Eleven Golden Corrals restaurants are scheduled to be renovated in fiscal year 2010 at a cost of approximately $125,000 each.

Human Resources

The Company provides equal opportunity employment without regard to age, race, religion, color, sex, national origin, disability, veteran status or any other legally protected class. The Company's Equal Opportunity Employment Policy provides and maintains a work environment that is free from all forms of illegal discrimination including sexual harassment. The philosophy of the policy stresses the need to train and to promote the person who becomes the most qualified individual to do a particular job. The Company is committed to promoting "Diversity" in the workplace in order to enhance its Equal Opportunity Employment Policy.

The Company remains committed to providing employees with the best training possible, as management believes that investing in people is a strategic advantage. Comprehensive recruiting and training programs are designed to maintain the food and service quality necessary to achieve the Company's goals for operating results. A management recruiting staff is maintained at the Company's headquarters. Corporate training centers for new Big Boy managers are operated in Cincinnati, Ohio and Covington, Kentucky, and certified (by the franchisor) training centers for new Golden Corral managers are located throughout the markets in which the Company operates Golden Corral restaurants. The training includes both classroom instruction and on-the-job training. A full time recruiter is on staff to attract high quality hourly-paid restaurant workers.

The Company's incentive-based compensation program for restaurant managers, area supervisors and regional directors (collectively, operations management) ties compensation of operations management directly to the cash flows of their restaurant(s), allowing incentive compensation to be consistently earned. The incentive compensation that operations management can earn under the program is at a level the Company believes is above the average for competing restaurant concepts. The Company believes the program has reduced turnover in operations management, and has resulted in a strong management team that continues to focus on building same store sales and margins.

Certain initiatives in the human resources area include the use of information technology. Employee selection software helps lower hourly employee turnover rates; an employee validation website is in place that measures employee job satisfaction; and an interactive employee training program uses training videos and quizzes. These digital videos are loaded directly onto the hard drive of a PC located at each restaurant that is networked to the point-of-sale system, allowing headquarters to access the interactive results.

Information Technology

Each of the Company's restaurants is managed through standardized operating and control systems anchored by a point-of-sale (POS) system that allows management to instantly accumulate and utilize data for more effective decision making, while allowing restaurant managers to spend more time in the dining room focusing on the needs of customers.

The Company completed its five-year plan to replace its aging POS register equipment in all Big Boy restaurants during fiscal 2008. In an effort to provide consistent reporting, the POS systems of Big Boy and Golden Corral are being merged into one integrated solution through the implementation of new software that will provide both 'front of the house' and 'back of the house' functionality. The project began in May 2009 and is expected to take 18 to 24 months to complete at a cost that will approach $2,000,000. The project includes the installation of biometric sign-on devices to replace the card swipe approach that employees currently use to access the POS systems.

To enhance the highly successful issuance of Frisch's Big Boy gift cards, which were first introduced in Big Boy restaurants in fiscal year 2004 (replacing paper gift certificates), a program was launched in fiscal year 2009 to begin selling Big Boy gift cards in certain grocery store outlets. In addition, a project to sell Big Boy gift cards online through the Company's corporate web site (www.frischs.com) is currently being developed. Golden Corral gift cards became the standard within the Golden Corral franchise system in fiscal year 2007.

Digital Subscriber Lines (DSL) were installed in all Big Boy restaurants in fiscal year 2008, replacing satellite broad band connectivity between headquarters and the restaurants. DSL installation in Golden Corral restaurants began in fiscal year 2009 and will be completed during fiscal year 2010. The changeover eliminates periodic disruptions of service associated with satellite technology. The implementation of an automated drive-thru timer system was successfully installed in all Big Boy restaurants in fiscal year 2006. It measures the time from when a customer's car first enters the drive-thru station until the order is received and the customer exits the drive-thru. This information is provided to the restaurant manager in a real time environment, which has helped reduce the amount of time required to serve customers. To replenish restaurant inventories, a "suggested order" automated solution was also implemented in fiscal year 2006 that analyzes current inventory balances and sales patterns and then "suggests" a replenishment order from the commissary operation. This process has reduced stock outages and lowered in-store inventory levels while helping to identify waste, thus improving food quality and control over food costs. An automated labor scheduling system designed to assist restaurant managers in controlling labor costs has been tested and will be further evaluated in fiscal year 2010 to determine its suitability for rollout to all Big Boy restaurants.

Several projects have been introduced in recent years to help eliminate paper files in restaurants. A new method to distribute employee payroll advices was implemented in fiscal year 2009. Pay advices are now either emailed directly to the employee or are provided electronically to each restaurant where the employees may print them on demand if desired. In fiscal year 2007, the Company successfully designed and tested a system to electronically capture and manage signatures on key employment documents such as Form W-4 and acknowledgements regarding employee handbooks. The new system is currently in place in all Big Boy restaurants. Electronic signature capture devices to process debit and credit card transaction were installed in all Big Boy restaurants in fiscal year 2005.

An integrated enterprise system was installed in September 2004 at a cost in excess of $5,300,000, to replace the Company's headquarters legacy information system. The new system supports the Company's information needs today and well into the future. The enterprise software was successfully upgraded to a new environment in

November 2006. A further upgrade is currently in progress. When the upgrade is completed, the system will be up-to-date with the latest version of the software, providing the advantages of improved functionality. A complete headquarters network upgrade (wiring and equipment) was completed in the spring of 2007. The headquarters telephone system was replaced with a Voice Over Internet Protocol (VOIP) system in March 2007.

Raw Materials

The sources and availability of food and supplies are discussed above under Big Boy Restaurant Operations and Golden Corral Restaurant Operations. Other raw materials used in food processing include equipment for cooking and preparing food, refrigeration and storage equipment and various other fixtures. The Company currently purchases its restaurant equipment principally from two vendors, one of which supplies Big Boy restaurants, the other supplies Golden Corral restaurants. Other reliable restaurant equipment suppliers are available should the Company choose to change vendors. In addition, no significant disruptions in the supply of electricity and natural gas used in restaurant operations have been experienced to date.

Trademarks and Service Marks

The Company has registered certain trademarks and service marks on the Principal Register of the United States Patent and Trademark Office, including "Frisch's," "Brawny Lad," "Buddie Boy," "Frisch-ly Made," "Pie Baby," "Fire & Ice" and the tag line "What's Your Favorite Thing?" These registrations are considered important to the Company's Big Boy operations, especially its primary mark "Frisch's" and the tag line "What's Your Favorite Thing?" The duration of each registration varies depending upon when registration was first obtained. The Company currently intends to renew all of its trademarks and service marks when each comes up for renewal.

Pursuant to a 2001 agreement with Big Boy Restaurants International, LLC, the Company acquired limited ownership rights and a right to use the "Big Boy" trademarks and service marks within the states of Indiana and Kentucky and in most of Ohio and Tennessee. A concurrent use application reflecting these rights is currently pending in the United States Patent and Trademark Office. The "Golden Corral" trademarks and service marks are registered trademarks of Golden Corral Corporation. The Company is not aware of any infringements on its registered trademarks and service marks, nor is the Company aware of any infringement on any of its territorial rights to use the proprietary marks licensed to the Company.

Seasonality

The Company's business is moderately seasonal for both the Big Boy and Golden Corral operating segments, with the third quarter of the fiscal year (December through February) normally accounting for a smaller share of annual revenues. Additionally, severe winter weather can have a marked negative impact upon revenue during the third quarter. Occupancy and other fixed operating costs have a greater negative impact on operating results during any quarter that may experience lower sales. Results for any quarter should not be regarded as indicative of the year as a whole, especially the first quarter, which contains sixteen weeks. Each of the last three quarters normally contains twelve weeks. The fourth quarter of fiscal year 2008 contained a thirteenth week that was necessary to complete the 53 week accounting year.

Working Capital

Restaurant sales provide the Company's principal source of cash. Funds from both the Big Boy and Golden Corral operating segments are immediately available to meet the Company's working capital needs, as substantially all restaurant sales are received in cash or cash equivalents such as debit and credit cards. Other sources of cash may include borrowing against credit lines, proceeds from stock options exercised by employees and occasional sales of real estate. The Company uses its positive cash flows for debt service, capital spending and cash dividends.

As there is no need to maintain significant levels of inventories or receivables, the Company maintains a strategic negative working capital position, which is not uncommon in the restaurant industry. The working capital deficit was $16,552,000 as of June 2, 2009. As significant, predictable cash flows are provided by operations, the deployment of a negative working capital strategy has not and will not hinder the Company's ability to satisfactorily retire any of its obligations when due. Additionally, a working capital revolving line of credit is readily available if needed.

Customers, Backlog and Government Contracts

Because all of the Company's retail sales are derived from food sales to the general public, neither the Big Boy nor the Golden Corral operating segments have any material dependence upon a single customer or any group of a few customers. No backlog of orders exists and no material portion of the business of either segment is subject to re-negotiation of profits or termination of contracts or subcontracts at the election of government authorities.

Competition

The restaurant industry is highly competitive and many of the Company's competitors are substantially larger and possess greater financial resources than does the Company. Both the Big Boy and Golden Corral operating segments have numerous competitors, including national chains, regional and local chains, as well as independent operators. None of these competitors, in the opinion of the Company, is dominant in the family-style sector of the restaurant industry. In addition, competition continues to increase from supermarkets and other non-traditional competitors, as home meal replacement continues to grow in popularity. The principal methods of competition in the restaurant industry are brand name recognition and advertising; menu selection and prices; food quality and customer perceptions of value, speed and quality of service; cleanliness and fresh, attractive facilities in convenient locations. In addition to competition for customers, sharp competition exists for qualified restaurant managers, hourly restaurant workers and quality sites on which to build new restaurants.

Research and Development

The Company's corporate staff includes a manager of research and development for its Big Boy restaurants whose responsibilities entail development of new menu selections and enhancing existing products. From time to time, the Company also conducts consumer research to identify where future restaurants should be built, along with emerging industry trends and changing consumer preferences. While these activities are important to the Company, these expenditures have not been material during the three fiscal years in the period ending June 2, 2009 and are not expected to be material to the Company's future results.

Government Regulation

The Company is subject to licensing and regulation by various federal, state and local agencies, including vendors' licenses, health, sanitation, safety and hiring and employment practices including compliance with the Fair Labor Standards Act and minimum wage statutes. All Company operations are believed to be in material compliance with all applicable laws and regulations. All of the Company's restaurants substantially meet local and state building and fire codes, and the requirements of the Americans with Disabilities Act. Although the Company has not experienced any significant obstacles to obtaining building permits, licenses or approvals from governmental bodies, increasingly rigorous requirements on the part of state, and in particular, local governments, could delay or possibly prevent expansion in desired markets.

The Company is subject to the franchising regulations of the Federal Trade Commission and the franchising laws of Ohio, Kentucky and Indiana where it has licensed Big Boy restaurants to other operators.

Environmental Matters

The Company does not believe that various federal, state or local environmental regulations will have any material effect upon the capital expenditures, earnings or competitive position of either the Big Boy or Golden Corral operating segments. However, the Company cannot predict the effect of any future environmental legislation or regulations.

Employees

As of June 2, 2009, the Company and its subsidiaries employed approximately 8,300 active employees, approximately 2,500 of whom work in Golden Corral restaurants. Approximately 4,300 of the Company's employees are considered part-time (those who work less than 30 hours per week). Although there is no significant seasonal fluctuation in employment levels, hours worked may vary according to restaurant sales patterns. None of the Company's employees is represented by a collective bargaining agreement. Management believes that employee relations are excellent and employee compensation is comparable with or better than competing restaurants.

Geographic Areas

The Company has no operations outside of the United States of America. The Company's revenues, consisting principally of retail sales of food and beverages to the general public and certain wholesale sales to and license fees from restaurants licensed to other operators, were substantially generated in various markets in the states of Ohio, Kentucky and Indiana during each of the three fiscal years in the period ended June 2, 2009. In addition, two Golden Corral restaurants are operated in western Pennsylvania and a third restaurant operates in the northwest part of West Virginia. Substantially all of the Company's long-lived assets were deployed in service in the same states during the same periods stated above.

Available Information

The Securities Exchange Act of 1934, as amended, requires the Company to file periodic reports with the Securities and Exchange Commission (SEC) including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Definitive 14A Proxy Statements, and certain other information. The Company's periodic reports (and any amendments thereto) can be viewed by visiting the SEC's internet site (http://www.sec.gov). In addition, the SEC makes the Company's periodic reports available for reading and copying in its Public Reference Room located at 100 F. Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The Company makes available the periodic reports that it files with the SEC through its corporate web site (www.frischs.com) via a hyperlink directly to the Company's filings on the SEC's web site. New information available through the hyperlink is generally provided within a few minutes from the time a report is filed. Information contained on or available through the Company's website is not a part of, nor is it being incorporated into, this Annual Report on Form 10-K. In addition, printed copies of the reports the Company files with the SEC may be obtained without charge by writing to Donald H. Walker, Vice President and Chief Financial Officer of Frisch's Restaurants, Inc., 2800 Gilbert Avenue, Cincinnati, Ohio 45206-1206. Email requests may be sent to cfo@frischs.com.

Copies of the Company's corporate governance documents are also available on the Company's corporate web site (www.frischs.com). The documents include the Company's Code of Regulations, Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Chief Executive Officer and Financial Professionals, Insider Trading Policy, Related Person Transaction Policy, along with various charters of committees of the Board of Directors, including that of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Strategic Planning Committee and the Finance Committee.

The Audit Committee has established a procedure for the confidential, anonymous submission by employees and other concerned parties regarding the Company's accounting, internal accounting controls or auditing matters. The toll free Corporate Governance Hotline number is 800-506-6424. The Hotline is managed by an independent third party and is available 24 hours a day, seven days a week. Messages are transcribed and referred electronically to the Audit Committee.

Executive Officers of the Registrant

The following table sets forth the names and certain information concerning the executive officers of the Company:

Name	Age	Current Principal Occupation or Employment and Five Year Employment History
Craig F. Maier	59	President and Chief Executive Officer of the Company (since 1989)
Rinzy J. Nocero	55	Vice President and Chief Operating Officer of the Company (since February 2007); Private Investor (from November 2004 to February 2007); Senior Vice President - Operations, Bob Evans Farms, Inc. (from 1993 to November 2004)

Donald H. Walker	63	Vice President and Chief Financial Officer (since 1996) and Treasurer of the Company (since 1982)
Michael E. Conner, Sr.	57	Vice President - Human Resources of the Company (since 2000)
Michael R. Everett	55	Vice President - Information Services of the Company (since June 2006); Director of Information Services of the Company (from May 2005 to June 2006); Director, Haverstick Consulting, Inc. (from May 2002 to May 2005)
James I. Horwitz	52	Vice President – Real Estate and Franchising of the Company (since March 2008); Director of Leasing and Development, Cincinnati United Contractors (from February 2007 to March 2008); Director of Real Estate, Alderwoods Group (from December 2005 to January 2007); Broker, Re/Max Preferred Group / The Clay Group (from 1997 to December 2005)
Karen F. Maier	57	Vice President - Marketing of the Company (since 1983)
Ronnie A. Peters	46	Vice President - Commissary of the Company (since March 2007); Director of Manufacturing, The Wornick Company (from 2002 to March 2007)
William L. Harvey	55	Regional Director of the Company (since 1995) and formerly held positions within the Company of Area Supervisor and Executive Store Manager
Lindon C. Kelley	54	Regional Director of the Company (since 2000) and formerly held positions within the Company of Area Supervisor and Executive Store Manager
Louie Sharalaya	59	Regional Director of the Company (since 2001) and formerly held positions within the Company of Area Supervisor and Executive Store Manager

Item 1A. Risk Factors

The Company continually takes reasonable preventive measures to reduce its risks and uncertainties. However, the nature of some risks and uncertainties provides little, if any, control to the Company. The materialization of any of the risks and uncertainties identified herein, together with those risks not specifically listed or those that are presently unforeseen, could result in significant adverse effects on the Company's financial position, results of operations and cash flows, which could include the permanent closure of any affected restaurant(s) with an impairment of assets charge taken against earnings, and could adversely affect the price at which shares of the Company's common stock trade.

Food Safety

Food safety is the most significant risk to any company that operates in the restaurant industry. It is the focus of increased government regulatory initiatives at the local, state and federal levels. To limit the Company's exposure to the risk of food contamination, management rigorously emphasizes and enforces the Company's food safety policies in all of the Company's restaurants, and at the commissary and food manufacturing plant that the Company operates for Big Boy restaurants. These policies are designed to work cooperatively with programs established by health agencies at all levels of government authority, including the federal Hazard Analysis of Critical Control Points (HACCP) program. In addition, the Company makes use of ServSafe Training, a nationally recognized program developed by the National Restaurant Association. The ServSafe program provides accurate, up-to-date science-based information to all levels of restaurant workers on all aspects of food handling, from receiving and storing to preparing and serving. All restaurant managers are required to be certified in ServSafe Training and are required to be re-certified every five years.

Failure to protect the Company's food supplies could result in food borne illnesses and/or injuries to customers. Publicity of such events in the past has caused irreparable damages to the reputations of certain operators in the restaurant industry. If any of the Company's customers become ill from consuming the Company's products, the affected restaurants may be forced to close. An instance of food contamination originating at the commissary operation could have far-reaching effects, as the contamination would affect substantially all Big Boy restaurants.

Economic Factors

The current economic recession comes on the heels of a soft, stubborn economy that has persisted in the Company's primary mid-west markets for several years now, during which consumer confidence has remained well below national average and the Company absorbed significant increases in the costs of food and energy. Increasing costs for energy affect profit margins in many ways. The effects of higher gasoline prices can negatively influence discretionary consumer spending in restaurants and result in lower customer counts. Petroleum based material is often used to package certain products for distribution. In addition, suppliers may add surcharges for fuel to their invoices. The cost to transport products from the commissary to restaurant operations will rise with each increase in fuel prices. Higher natural gas prices have resulted in much higher costs to heat restaurant facilities and to cook food.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor may also be experienced in certain local economies. In addition, the loss of a key executive could pose a significant adverse effect on the Company.

Future funding requirements of the two qualified defined benefit pension plans that are sponsored by the Company largely depend upon the performance of investments that are held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. The recent market volatility that resulted in significant declines in the market values of these securities could materially affect future funding requirements and result in the recognition of much higher net periodic pension costs in future years.

Competition

The restaurant industry is highly competitive and many of the Company's competitors are substantially larger and possess greater financial resources than does the Company. Both the Big Boy and Golden Corral operating segments have numerous competitors, including national chains, regional and local chains, as well as independent operators. None of these competitors, in the opinion of the Company's management, presently dominates the family-style sector of the restaurant industry in the Company's operating markets. That could change at any time due to:

- changes in economic conditions
- changes in demographics in neighborhoods where the Company operates restaurants
- changes in consumer perceptions of value, food and service quality
- changes in consumer preferences, particularly based on concerns with nutritional content of food on the Company's menus
- new competitors that enter the Company's markets from time to time
- increased competition from supermarkets and other non-traditional competitors
- increased competition for quality sites on which to build restaurants

Development Plans

The Company's business strategy and development plans also face risks and uncertainties. These include the inherent risk of poor management decisions in the selection of sites on which to build restaurants, the ever rising cost and availability of desirable sites and increasingly rigorous requirements on the part of local governments to obtain various permits and licenses. Other factors that could impede plans to increase the number of restaurants operated by the Company include saturation in existing markets and limitations on borrowing capacity and the effects of higher interest rates.

The Supply and Cost of Food

Food purchases can be subject to significant price fluctuations that can considerably affect results of operations from quarter to quarter and year to year. Price fluctuations can be due to seasonality or any number of factors. The market for beef, in particular, continues to be highly volatile due to import and export restrictions. Higher beef costs have also been driven by bio-fuel initiatives that have vastly increased the cost to feed cattle. The Company depends on timely deliveries of perishable food and supplies. Any interruption in the continuing supply would harm the Company's operations.

Litigation and Negative Publicity

Employees, customers and other parties bring various claims against the Company from time to time. Defending such claims can distract the attention of senior level management away from the operation of the business. In addition, negative publicity associated with any adverse judgment that may be rendered against the Company could harm the Company's reputation, which in turn could adversely affect operating results. Other negative publicity such as that arising from rumor and innuendo spread through the internet and other sources can also create adverse effects on results of operations.

Governmental and Other Rules and Regulations

Governmental and other rules and regulations can pose significant risks to the Company. Examples include:

- changes in environmental regulations that would significantly add to the Company's costs
- exposure to penalties for potential violations of numerous governmental regulations in general, and immigration (I-9) and labor regulations regarding the employment of minors in particular
- any future imposition by OSHA of costly ergonomics regulations on workplace safety
- legislative changes affecting labor law, especially increases in the federal or state minimum wage requirements
- legislation or court rulings that result in changes to tax codes that are adverse to the Company
- changes in accounting standards imposed by governmental regulators or private governing bodies could adversely affect the Company's financial position
- estimates used in preparing financial statements and the inherent risk that future events affecting them may cause actual results to differ markedly

Catastrophic Events

Unforeseen catastrophic events could disrupt the Company's operations, the operations of the Company's suppliers and the lives of the Company's customers. The Big Boy segment's dependency on the commissary operation in particular could present an extensive disruption of products to restaurants should a catastrophe impair its ability to operate. Examples of catastrophic events include but are not limited to:

- adverse winter weather conditions
- natural disasters such as earthquakes or tornadoes
- fires or explosions
- widespread power outages
- criminal acts, including bomb threats, robberies, hostage taking, kidnapping and other violent crimes
- acts of terrorists or acts of war
- civil disturbances and boycotts
- disease transmitted across borders that may enter the food supply chain

Technology and Information Systems

The strategic nature of technology and information systems is of vital importance to the operations of the Company. Events that could pose threats to the operation of the business include:

- catastrophic failure of certain information systems
- security violations or any unauthorized access to information systems
- difficulties that may arise in maintaining existing systems

- difficulties that may occur in the implementation of and transition to new systems
- financial stability of vendors to support software over the long term

Golden Corral Operations

Notwithstanding significant improvements during fiscal year 2009, Golden Corral same-store sales declines have been experienced for eighteen of the last 23 quarters, during which cash flows from Golden Corral operations have deteriorated. The ability of the Company to reverse the downturn and permanently restore sales and margin growth, poses a significant risk to the Company.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

All of the Company's restaurants are freestanding, well-maintained facilities. Older Big Boy restaurants are generally located in urban or heavily populated suburban neighborhoods that cater to local trade rather than highway travel. A few of these restaurant facilities are now approximately 40 years old. Big Boy restaurants opened in the last twenty years have generally been located near interstate highways. The average Big Boy restaurant in operation as of June 2, 2009 contained approximately 5,600 square feet with seating capacity for 156 guests. A second prototype is currently being developed for use in smaller markets that will have a footprint of approximately 5,000 square feet with a dining room capacity of 146 seats. Golden Corral restaurants constructed in earlier years contained 9,952 square feet with seating for 348 guests. Newer restaurants have 10,300 square feet with 372 seats.

Most new restaurant construction requires approximately eighteen weeks to complete, depending on the time of year and weather conditions. A competitive bidding process is used to award contracts to general contractors for all new restaurant construction. The general contractor selects and schedules sub-contractors, and is responsible for procuring most building materials. A Company project manager is assigned to coordinate all construction projects.

The following table provides certain operating segment information with respect to the number and location of all restaurants in the Company's system as of June 2, 2009:

	Big Boy		
	Company Operated	Operated by Licensees	Golden Corral
Cincinnati, Ohio market	48	4	11
Dayton, Ohio market	18	-	5
Columbus, Ohio market	10	1	1
Louisville, Kentucky market	7	2	4
Lexington, Kentucky market	5	3	-
Cleveland, Ohio market	-	-	8
Toledo/Lima/Findlay, Ohio market	-	14	3
Pittsburgh, Pennsylvania market	-	-	3
Other	-	2	-
Total	88	26	35

Sites acquired for development of new Company operated restaurants are identified and evaluated for potential long-term sales and profits. A variety of factors is analyzed including demographics, traffic patterns, competition and other relevant information. Because control of property rights is important to the Company, it is the Company's policy to own its restaurant locations whenever possible.

In recent years, it has sometimes become necessary to enter ground leases to obtain desirable land on which to build. In addition, many of the restaurants operated by the Company that opened prior to 1990 were financed with sale/leaseback transactions. Most of the leases are for fifteen or twenty years and contain multiple five-year renewal options and/or have favorable purchase options. All of the leases generally require the Company to pay property taxes, insurance and maintenance. As of June 2, 2009, 26 restaurants were in operation on non-owned premises, which are covered by 28 lease agreements consisting of 23 operating leases and five month-to-month arrangements.

The five month-to-month arrangements are for Big Boy restaurant facilities, the original capital leases of which reached their normal expirations during fiscal year 2008. Two of the month-to-month locations also have separate ground lease obligations. All five of these facilities are continuing to be occupied until the Company acquires the properties from the landlord pursuant to certain provisions contained in the respective leases. The purchase prices are the subject of litigation between the Company and the landlord.

The following table sets forth certain operating segment information regarding the type of occupancy of Company-operated restaurants:

	Big Boy	Golden Corral
Land and building owned	69	28
Land or land & building leased	19	7
Total	88	35

Nine of the 23 operating leases will expire during the next five years, as detailed in the list below. All of the nine leases are for Big Boy restaurants. Five of the nine leases have remaining options to renew for five years and/or have favorable purchase options. Four of the nine leases will be vacated upon expiration.

Fiscal year ending in	Number of leases expiring
2010	3
2011	1
2012	3
2013	1
2014	1

One of the four leases to be vacated will occur in September 2009 (two months ahead of its November 30, 2009 expiration). Construction of its replacement began in June 2009 on a superior nearby site that is owned in fee simple. Three other sites were acquired in fee simple during fiscal year 2009 on which construction should begin and the restaurants should open before the end of fiscal year 2010.

The real property of two Golden Corral restaurants having an approximate book value of $3,978,000 is encumbered by mortgages that secure a certain term loan. No other real property owned in fee is currently encumbered by mortgages or otherwise pledged as collateral. With the exception of certain delivery and other equipment utilized under capital leases expiring during periods to fiscal year 2013, the Company owns substantially all of the furnishings, fixtures and equipment used in the operation of the business.

The Company owns in fee a 79,000 square foot building that houses its commissary in Cincinnati, Ohio. It is suitable and adequate to supply Company operated Big Boy restaurants and the needs of Big Boy restaurants licensed to others in all the Company's Big Boy market areas. As the facility normally operates one shift daily, additional productive capacity is readily available if and when needed. The Company maintains its headquarters in Cincinnati on a well-traveled street in a mid-town business district. This administrative office space approximates 49,000 square feet and is occupied under an operating lease expiring December 31, 2012, with a renewal option available through December 31, 2022. During the term of the lease and the period covered by its renewal option, the Company has been granted the right of first refusal should the lessor receive a bona fide offer to purchase from a third party. The Company has an option to purchase the property at the end of the renewal option period.

Four surplus land locations owned in fee by the Company were listed for sale with brokers as of June 2, 2009, three of which are located in the Columbus, Ohio market and the fourth is in Toledo, Ohio. Two former Big Boy restaurants owned in fee are also listed for sale with brokers, one in the Cincinnati market, the other in the Dayton,

Ohio market. No specific plans have been made for two other sites owned in fee that are located in the Cincinnati market. Finally, the Company owns in fee one former restaurant building in the Cincinnati market that it leases to a third party.

The Company is contingently liable for the performance of a ground lease (of property located in Covington, Kentucky on which a hotel once operated by the Company is built) that has been assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Should the third party default, the Company has the right to re-assign the lease.

Item 3. Legal Proceedings

A. The Company is the owner of a Golden Corral Restaurant located in North Canton, Ohio. In 2001, the Company's general contractor, Fortney & Weygandt, Inc. ("Fortney") constructed a Golden Corral Restaurant at the original location on the North Canton site. Geological conditions at the site required that the restaurant be built on a structural slab (platform), which rested upon driven piles. The foundation system for the building had been designed by a Houston, Texas engineering firm, Maverick Engineering, Inc. ("Maverick"), a subcontractor to the Company's architect of record, LMH&T. Shortly before the scheduled opening of the restaurant, it was discovered that design and construction errors had caused the building to shift, separating the building from its underground plumbing system. The Company elected to demolish the original structure, and subsequently built a new building on a different section of the original parcel. As a result, the restaurant's grand opening was delayed until January 2003.

   In July 2002, Fortney filed a Demand for Arbitration against the Company that sought recovery of its "outstanding contract balance," in the sum of $293,638, plus interest, fees, and costs. Fortney contended that the Company owed this money to Fortney under the terms of the General Construction Contract. The Company denied that it owed these monies to Fortney, and filed a counterclaim against Fortney that alleged defective construction and claimed damages, lost profits, interest and costs, in an amount exceeding $1,000,000. The arbitration hearing before the American Arbitration Association concluded February 28, 2006, with closing arguments held on June 30, 2006. On August 24, 2006, the arbitration panel awarded the Company $537,967 and denied Fortney's claim against the Company. The Company filed a Motion to Modify the award to increase the time period for which the Company was entitled to damages, including interest, believing the arbitration panel inadvertently failed to consider the full range of time that was required for investigation and to obtain building permits and other approvals associated with the replacement structure. Fortney also filed a Motion to Modify, alleging that the panel misinterpreted the testimony as to the calculation of lost profits. The arbitration panel rejected both Motions in November 2006. The Company immediately filed an Application in the Cuyahoga County (Ohio) Court of Common Pleas to confirm the arbitration panel's original award. Fortney responded by filing a Motion with the same court to vacate the award. On April 24, 2007, the Cuyahoga Court of Common Pleas granted the Company's Application and entered a judgment of $562,669 in favor of the Company; Fortney's Motion to vacate was denied. On May 1, 2007, Fortney filed a Notice of Appeal and was required to issue a bond in the sum of $635,044 to secure a stay of the Company's execution on the judgment during the appeal process. Oral arguments were heard on April 15, 2008 in the Court of Appeals, Eighth Appellate District, Cuyahoga County, Ohio. On August 18, 2008, the Court of Appeals affirmed the lower court's decisions, leaving intact the judgment in favor of the Company. In October 2008, Fortney filed a Memorandum in Support of Jurisdiction with the Ohio Supreme Court, asking the Court to accept Fortney's appeal. The Company filed its Memorandum in Opposition to Jurisdiction with the Ohio Supreme Court in November 2008.

   On February 4, 2009, the Ohio Supreme Court declined to accept Fortney's request for an appeal, which ended the case. On March 4, 2009, the Company received Fortney's check for $639,856, representing full and final satisfaction of all claims.

   In August 2002, the Company filed a lawsuit in the Stark County (Ohio) Court of Common Pleas against LMH&T, the architect that designed the defective building. The lawsuit alleged negligent design as a causal factor in the demise of the original structure. The Company sought damages including lost profits, interest, and costs exceeding $2,500,000. LMH&T brought into the lawsuit its structural engineering consultant, Maverick, as well as the Company's soils consultant, Cowherd Banner Carlson Engineering, collectively, the trial court defendants. In July 2003, the Company resolved all claims, counterclaims, and cross-claims, against and involving the trial court defendants when LMH&T and Maverick agreed to pay to the Company the sum of $1,700,000 in full and final settlement of all claims. The Company received the settlement funds in full and the case was dismissed. The resolution between the Company and the trial court defendants was separate and apart from the dispute between Fortney and the Company.

B. In April 2008, the Company filed five separate lawsuits against 7373 Corporation ("7373"). 7373 is the lessor of five properties on which the Company operates five Big Boy restaurants. The Company's complaints claim breach of contract and ask for declaratory relief and specific performance. In May 2008, 7373 filed its Answers and Counterclaims. The Company maintains that it should be allowed to purchase the underlying properties for certain amounts that are specified in the Lease Agreements, which taken together amount to $2,471,540. 7373 claims that the Company must purchase the properties for a larger amount based upon alternative values in the Lease Agreements and market appraisal values. The parties are currently engaged in discovery and trial dates have not been set for the cases listed below, all of which were filed in the respective counties in which the underlying property is situated:

- Case No. 08-CI-1079 was filed April 2, 2008 in Kenton County Circuit Court, Kenton County Kentucky.
- Case No. 08-CI-609 was filed April 2, 2008 in Franklin County Circuit Court, Franklin County Kentucky.
- Case No. 08-CI-1374 was filed April 25, 2008 in Kenton County Circuit Court, Kenton County Kentucky.
- Case No. 08-CI-4671 was filed April 25, 2008 in Jefferson County Circuit Court, Jefferson County Kentucky.
- Case No. 08CV71318 was filed April 25, 2008 in Warren County Court of Common Pleas, Warren County, Ohio.

The Company filed motions to consolidate the Kentucky cases into the Kenton County Circuit Court. 7373 agreed to consolidate the two Kenton County cases and an agreed order to that effect was entered on July 15, 2008. On June 13, 2008, the Jefferson County Circuit Court entered an Order granting the Company's Motion to Transfer and Consolidate to the Kenton County Circuit Court. On January 6, 2009, the Franklin County Circuit Court granted the Company's Motion to Transfer and Consolidate to the Kenton County Circuit Court. The cases that have been consolidated into the Kenton County Circuit Court are on hold pending the outcome of the action before the Warren County Court of Common Pleas.

On June 23, 2008, the Warren County Court of Common Pleas entered an Order denying the Company's Motion to Stay the Proceedings. The Company's Motion had sought to halt the proceedings in Warren County pending the outcome of the consolidated action in Kentucky. On August 21, 2008, the Warren County judge issued a ruling to allow both parties to file Motions for Summary Judgment immediately following the deposition of a former employee of the Company. Both the Company and 7373 filed a Motion for Summary Judgment in their respective favors on January 15, 2009. Both parties filed a Memorandum in Opposition to each other's Motion for Summary Judgment, responses to which were timely answered by the Company and 7373. On March 10, 2009, the Warren County Court of Common Pleas declined to grant either Motion, finding that further discovery was necessary in the matter. As a result, discovery continues and a deadline for its completion has been set for August 14, 2009. The Court also set a deadline of September 18, 2009 for the filing of supplemental briefs for the respective Motions for Summary Judgment based on the additional discovery.

On April 2, 2008, 7373 filed a lawsuit against the Company in Palm Beach County Florida, Circuit Court of the Fifteenth Judicial Circuit, Case No. 50-2008 CA009950XXXXMB. (7373 is headquartered in Palm Beach, Florida.) 7373's complaint asks for declaratory relief and specific performance as to the lease disputes involved in the Kenton County Circuit Court Case No. 08-CI-1079 and Franklin County Circuit Court Case No. 08-CI-609. On May 19, 2008, the Company filed a Motion to Dismiss for Lack of Personal

Jurisdiction, Or in the Alternative, Motion to Abate. On June 25, 2008, the Court in Palm Beach County granted the Company's Motion to Abate the legal action pending the outcome of the Kentucky cases. On July 7, 2008, 7373 filed a motion requesting the Court in Palm Beach County to reconsider its ruling to abate. A hearing on the matter was held on December 12, 2008. On January 23, 2009, the Court in Palm Beach County entered an Order in the Company's favor, effectively halting the legal action in Florida pending the outcome of the cases in Kentucky and Ohio.

C. The Company is subject to various other claims and suits that arise from time to time in the ordinary course of business. Management does not currently believe that any ultimate liability to resolve outstanding claims will have a material effect on the Company's earnings, cash flows or financial position. Exposure to loss contingencies from pending or threatened litigation is continually evaluated by management, which believes that adequate provisions for losses have been included in the consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of fiscal year 2009, no matters were submitted to a vote of security holders.

PART II
(Items 5 through 9)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on NYSE Amex under the symbol "FRS." The closing price of the Company's common stock as reported by NYSE Amex on July 24, 2009 was $30.75. There were approximately 1,750 shareholders of record as of July 24, 2009. The following table sets forth the high and low sales prices for the common stock for each quarter within the Company's two most recent fiscal years:

	Fiscal Year Ended June 2, 2009			Fiscal Year Ended June 3, 2008		
	Stock Prices		Dividend	Stock Prices		Dividend
	High	Low	per share	High	Low	per share
1st Quarter	$26.95	$19.44	12¢	$35.00	$26.50	11¢
2nd Quarter	23.54	16.00	12¢	31.45	25.51	11¢
3rd Quarter	22.45	18.43	12¢	25.60	19.00	12¢
4th Quarter	28.87	19.26	12¢	27.88	19.51	12¢

Dividend Policy

Through July 10, 2009, the Company has paid 194 consecutive quarterly cash dividends during its 49 year history as a public company. The Company currently expects that quarterly cash dividends will continue to be paid for the foreseeable future at rates comparable with or slightly higher than those shown in the above table.

Equity Compensation Plan Information

Information regarding equity compensation plans under which common stock of the Company is authorized for issuance is incorporated by reference to Item 12 of this Form 10-K.

Issuer Purchases of Equity Securities

In January 2008, the Board of Directors authorized a program to repurchase up to 500,000 shares of the Company's common stock in the open market or through block trades over a two-year time frame that expires January 28, 2010. No repurchases of common stock were made during the fiscal quarter that ended June 2, 2009. A maximum of 461,319 common shares may be purchased under the program.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its Common Stock over the five year period ending June 2, 2009 with the Russell 2000 Index and a group of the Company's peer issuers, selected by the Company in good faith. The graph assumes an investment of $100 in the Company's Common Stock, in the Index and in the common stock of the peer group on May 30, 2004 and reinvestment of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Frisch's Restaurants, Inc., The Russell 2000 Index And A Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
5/30/04
5/29/05
5/30/06
5/29/07
6/3/08
6/2/09
Frisch's Restaurants, Inc.
Russell 2000
Peer Group

*$100 invested on 5/30/04 in stock or index, including reinvestment of dividends. Fiscal year ending June 2.

The peer group consists of the following issuers: Bob Evans Farms, Inc., Steak n Shake Co., CBRL Group, Inc., and Dineequity, Inc. (formerly IHOP Corp.).

Item 6. Selected Financial Data

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
SUMMARY OF OPERATIONS

(in thousands, except per share data)

	2009	2008	2007	2006	2005
Sales	$ 297,861	$ 299,562	$ 289,934	$ 290,968	$ 279,247
Cost of sales					
Food and paper	105,860	106,895	101,401	102,106	98,570
Payroll and related	97,678	98,347	95,501	96,098	92,352
Other operating costs	66,082	66,383	64,043	64,338	57,800
	269,620	271,625	260,945	262,542	248,722
Gross profit	28,241	27,937	28,989	28,426	30,525
Administrative and advertising	14,638	14,131	14,301	13,976	13,929
Franchise fees and other revenue	(1,281)	(1,278)	(1,254)	(1,250)	(1,352)
Gains on sale of assets	(1,163)	(524)	(250)	(568)	(87)
Litigation settlement	(890)	-	-	-	-
Impairment of long-lived assets	-	4,660	-	-	-
Operating profit	16,937	10,948	16,192	16,268	18,035
Other Expense (income)					
Interest expense	2,000	2,360	2,672	2,771	2,820
Life insurance benefits in excess of cash surrender value	-	-	-	-	(4,440)
Earnings before income taxes	14,937	8,588	13,520	13,497	19,655
Income taxes					
Current	4,022	5,147	5,357	4,594	4,199
Deferred	194	(2,505)	(1,105)	(257)	715
	4,216	2,642	4,252	4,337	4,914
NET EARNINGS	$ 10,721	$ 5,946	$ 9,268	$ 9,160	$ 14,741
Diluted net earnings per share of common stock	$ 2.08	$1.14	$1.78	$1.78	$2.86
Cash dividends per share	$ .48	$ .46	$ .44	$ .44	$ .44
Other financial statistics					
Working capital (deficit)	$ (16,552)	$ (20,142)	$ (25,832)	$ (18,519)	$ (20,911)
Capital expenditures	18,035	14,646	18,588	19,096	24,123
Total assets	176,976	172,060	179,259	175,283	167,465
Long-term obligations	34,588	30,509	34,538	44,019	43,102
Shareholders' equity	114,377	110,715	107,870	100,681	93,401
Book value per share at year end	$22.43	$21.67	$21.06	$19.84	$18.47
Return on average shareholders' equity	9.5%	5.4%	8.9%	9.4%	17.0%
Weighted average number of diluted shares outstanding	5,164	5,228	5,215	5,160	5,157
Number of shares outstanding at year end	5,100	5,110	5,123	5,075	5,056
Percentage sales change	(.6%)	3.3%	(.4%)	4.2%	7.5%
Earnings as a percentage of sales					
Operating profit	5.7%	3.7%	5.6%	5.6%	6.5%
Earnings before income taxes	5.0%	2.9%	4.7%	4.6%	7.0%
Net earnings	3.6%	2.0%	3.2%	3.1%	5.3%

Fiscal year 2008 contained 53 weeks consisting of 371 days.
Fiscal year 2006 contained 52 weeks consisting of 366 days.
All other fiscal years presented contained 52 weeks consisting of 364 days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SAFE HARBOR STATEMENT under the PRIVATE SECURITIES LITIGATION REFORM ACT of 1995

Forward-looking statements are included in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). Such statements generally express management's expectations with respect to its plans, or its assumptions and beliefs concerning future developments and their potential effect on the Company. There can be no assurances that such expectations will be met or that future developments will not conflict with current beliefs and assumptions, which are inherently subject to risks and uncertainties. Factors that could cause actual results and performance to differ materially from anticipated results that may be expressed or implied in forward-looking statements are included in, but not limited to, the discussion in this Form 10-K under Part I, Item 1A. "Risk Factors."

Forward-looking statements can generally be identified in sentences that contain words such as "should," "would," "could," "may," "plan(s)," "anticipate(s)," "project(s)," "believe(s)," "will," "expect(s)," "estimate(s)," "intend(s)," "continue," "assumption(s)," "goal(s)," "target" and similar words (or derivatives thereof) that are used to distinguish forward-looking statements from historical or present facts.

All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of all risk factors. Except as may be required by law, the Company disclaims any obligation to update any of the forward-looking statements that may be contained in this MD&A.

This MD&A should be read in conjunction with the consolidated financial statements. The Company has no off-balance sheet arrangements or special purpose entities.

CORPORATE OVERVIEW

The operations of Frisch's Restaurants, Inc. and Subsidiaries (the "Company") consist of two reportable segments within the restaurant industry: full service family-style "Big Boy" restaurants and grill buffet-style "Golden Corral" restaurants. As of June 2, 2009, 88 Big Boy restaurants and 35 Golden Corral restaurants were owned and operated by the Company, located in various regions of Ohio, Kentucky and Indiana, plus smaller areas in Pennsylvania and West Virginia.

Fiscal Year 2009 ended on Tuesday, June 2, 2009 (a period of 52 weeks comprised of 364 days). It compares with Fiscal Year 2008 that ended on Tuesday, June 3, 2008 (a period of 53 weeks comprised of 371 days), and Fiscal Year 2007 that ended on Tuesday, May 29, 2007 (a period of 52 weeks comprised of 364 days). Fiscal Year 2010 will end on Tuesday, June 1, 2010 (a period of 52 weeks comprised of 364 days).

The Company's equity was reduced by approximately $5 million at the end of Fiscal Year 2009, net of tax, to recognize underfunding in the two defined benefit pension plans that are sponsored by the Company. The underfunding is the direct result of significant declines in the market values of equity securities that comprise 70 percent of the Company's target allocation of the plans' assets.

Revenue was $297,861,000 in Fiscal Year 2009. Revenue in Fiscal Year 2008 was $299,562,000. Without benefit of the 53rd week in Fiscal Year 2008, revenue would have been approximately $293,800,000 or $5,762,000 lower. Comparable revenue was $289,934,000 in Fiscal Year 2007.

Net earnings for Fiscal Year 2009 were $10,721,000, or diluted earnings per share (EPS) of $2.08. Net earnings in Fiscal Year 2008 were $5,946,000 ($1.14 diluted EPS) and $9,268,000 ($1.78 diluted EPS) was posted in Fiscal Year 2007.

Fiscal Year 2008 included a non-cash pretax impairment of assets charge of $4,660,000 ($.62 diluted EPS) to lower the carrying values of three Golden Corral restaurants that management concluded were impaired.

Other Highlights:

- Big Boy same store sales increased 1.5 percent in Fiscal Year 2009
- Golden Corral same store sales increased 1.0 percent in Fiscal Year 2009
- As a percentage of sales, food costs decreased to 35.5 percent in Fiscal Year 2009 from 35.7 percent in Fiscal Year 2008
- Golden Corral produced a pretax profit in Fiscal Year 2009, the first time in three years
- Gains on the sale of real estate were $1,163,000 in Fiscal Year 2009, $639,000 more than Fiscal Year 2008
- Long-standing litigation was concluded in Fiscal Year 2009, resulting in an $890,000 increase to pretax earnings
- The 53rd week in Fiscal Year 2008 contributed an estimated $945,000 to pretax earnings

Another significant factor affecting the Company's operations has been the annual increase in the minimum wage as mandated by Ohio voters in the November 2006 election.

- The minimum wage for non-tipped employees increased 33 percent from $5.15 per hour to $6.85 per hour beginning January 1, 2007. It was increased to $7.00 per hour effective January 1, 2008 and to $7.30 per hour on January 1, 2009 in accordance with the mandate's provision to annually adjust for the rate of inflation.
- The minimum wage for tipped employees increased 61 percent from $2.13 per hour to $3.43 per hour beginning January 1, 2007. It was increased to $3.50 per hour on January 1, 2008 and to $3.65 per hour on January 1, 2009 in accordance with the inflation provision of the mandate.

More than two-thirds of the Company's payroll costs are incurred in Ohio. The effects of paying the required higher hourly rates of pay have effectively been countered through the combination of higher menu prices charged to customers and reductions in the number of hours that employees are permitted to work. Further reductions in employee hours have been implemented to offset the effect of what would otherwise have been a $500,000 increase in annual payroll costs attributable to the January 1, 2009 increase.

The federal minimum wage for non-tipped employees increased from $5.15 per hour to $5.85 per hour in July 2007. It was increased to $6.55 per hour in July 2008 and to $7.25 per hour in July 2009. The rate for tipped employees was not changed by the federal legislation, remaining at $2.13 per hour. Additional reductions in scheduled labor hours will likely be implemented to combat the effects of the federal increase in July 2009. Without the further reductions in labor hours, annual payroll costs would increase by approximately $400,000.

RESULTS OF OPERATIONS

Sales

The Company's sales are primarily generated through the operation of Big Boy restaurants and Golden Corral restaurants. Big Boy sales also include wholesale sales from the Company's commissary to restaurants licensed to other Big Boy operators and the sale of Big Boy's signature brand tartar sauce to grocery stores. Same store sales comparisons are a key metric that management uses in the operation of the business. Same store sales are affected by changes in customer counts and menu price increases. Changes in sales also occur as new restaurants are opened and older restaurants are closed. Below is the detail of consolidated restaurant sales:

	Fiscal Year 2009	(53 weeks) Fiscal Year 2008	Fiscal Year 2007
		(in thousands)	
Big Boy restaurants	$ 183,443	$183,933	$ 178,617
Wholesale sales to licensees	9,038	9,284	9,004
Wholesale sales to groceries	1,142	939	942
Total Big Boy sales	193,623	194,156	188,563
Golden Corral sales	104,238	105,406	101,371
Consolidated restaurant sales	$ 297,861	$ 299,562	$289,934

A breakdown of changes in Big Boy same store sales by quarter follows (adjusted to remove the effect of the extra week of sales in Fiscal Year 2008):

Big Boy	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal Year 2009	0.2%	0.6%	0.7%	4.6%	1.5%
Fiscal Year 2008	1.2%	0.4%	(0.5%)	(1.6%)	0.1%

Fiscal Year 2009 marked the twelfth consecutive year that Big Boy same store sales increases have been achieved. The same store sales improvement was driven by higher average guest checks, primarily the result of menu price increases. The higher menu prices likely contributed to the continuing trend in lower customer traffic. Customer counts in same stores were 1.8 percent lower in Fiscal Year 2009 compared with Fiscal Year 2008, which was 3.0 percent lower than Fiscal Year 2007. However, the fourth quarter of Fiscal Year 2009 experienced a 1.6 percent increase in customer counts, driven by mild winter weather and a new marketing campaign that focused on customers' dining experiences while continuing to emphasize "Favorite Things."

The Big Boy same store sales comparisons include average menu price increases of 1.4 percent, 1.6 percent, and 2.4 percent, implemented respectively during the third quarters of Fiscal Years 2009, 2008 and 2007. The 2.4 percent increase in the third quarter of Fiscal Year 2007 included a specific provision targeted to offset costs associated with minimum wage increases. The first quarters of Fiscal Years 2009, 2008 and 2007 included average menu price increases of 2.4 percent, 1.2 percent, and 1.1 percent, respectively. In addition, the fourth quarter of Fiscal Year 2008 included a price increase of .5 percent that went into effect in April 2008. Another increase is currently being planned for implementation in September 2009.

The Company operated 88 Big Boy restaurants as of June 2, 2009, a net reduction of two since the beginning of the three year period that began May 31, 2006. The count of 88 includes two that opened respectively in August and October 2008, and the effect of one that closed in May 2009. The count includes a Big Boy restaurant that was taken out of service and razed in June 2008 to make room for a new building on the same site, which re-opened in a brand new facility in September 2008. Construction began in June 2009 to replace an older suburban Big Boy restaurant with a new building on a superior nearby site. It is scheduled to open for business in September 2009 with no interruption of sales. Three other new Big Boy restaurants are planned for Fiscal Year 2010, currently scheduled to open respectively in November 2009, February 2010 and April 2010.

A breakdown of Golden Corral same store sales by quarter follows (adjusted to remove the effect of the extra week of sales in Fiscal Year 2008):

Golden Corral	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal 2009	1.2%	(2.2%)	2.3%	2.3%	1.0%
Fiscal 2008	(2.8%)	(1.8%)	0.2%	(0.8%)	(1.4%)

The same store sales increase that was achieved in Fiscal Year 2009 ended a streak of four consecutive years of same store sales declines. The same store sales improvement in Fiscal Year 2009 was driven by 1) higher average guest checks, the result of menu price increases, 2) favorable winter weather and 3) a national media buying program launched by the Company's franchisor in January 2009 that allowed cable television spots to run in all of the Company's markets. Previously, the Company could only place television spots in markets where sales volumes could justify the cost. As with Big Boy, higher menu prices have likely contributed to the continuation of lower customer counts that have been experienced. Same store customer counts were 2.5 percent lower in Fiscal Year 2009 compared with Fiscal Year 2008, which was 5.4 percent lower than Fiscal Year 2007.

The Golden Corral same store sales comparisons include average menu price increases of .3 percent in May 2009, 2.5 percent in September 2008, .5 percent in June 2008, .8 percent in March 2008, 3.2 percent in October 2007, 4.2 percent in June 2007, 2.1 percent in January 2007 and 3.2 percent in September 2006. The 2.1 percent increase in January 2007 was put in place specifically to help offset the effects of higher costs associated with minimum wage increases.

The Company operated 35 Golden Corral restaurants as of June 2, 2009, a net increase of one since the beginning of the three year period that began May 31, 2006. The last restaurant to be opened by the Company occurred in July 2007. No Golden Corral restaurants are currently planned to open over the next twelve months.

Gross Profit

Gross profit for the Big Boy segment includes wholesale sales and cost of wholesale sales. Gross profit differs from restaurant level profit discussed in Note G (Segment Information) to the consolidated financial statements, as advertising expense and impairment of asset losses are charged against restaurant level profit. Gross profit for both operating segments is shown below.

	Fiscal Year 2009	(53 weeks) Fiscal Year 2008	Fiscal Year 2007
		(in thousands)	
Big Boy gross profit	$ 23,725	$ 25,749	$ 26,928
Golden Corral gross profit	4,515	2,188	2,061
Total gross profit	$ 28,240	$ 27,937	$ 28,989

The operating percentages shown in the following table are percentages of total sales, including Big Boy wholesale sales. The table supplements the discussion that follows, which addresses cost of sales for both the Big Boy and Golden Corral reporting segments, including food cost, payroll and other operating costs.

	Fiscal Year 2009			Fiscal Year 2008			Fiscal Year 2007		
	Total	BB	GC	Total	BB	GC	Total	BB	GC
Sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Food and paper	35.5	33.8	38.8	35.7	33.6	39.5	35.0	32.7	39.2
Payroll and related	32.8	34.7	29.2	32.8	34.6	29.6	32.9	34.6	29.8
Other operating costs (including opening costs)	22.2	19.2	27.7	22.2	18.6	28.8	22.1	18.4	29.0
Gross profit	9.5	12.3	4.3	9.3	13.2	2.1	10.0	14.3	2.0

Unfavorable commodity prices finally began to retreat during the second half of Fiscal Year 2009. The welcome decline in wholesale prices followed a 7.9 percent increase in 2008 and a 7.6 percent increase in 2007, according to the U.S. Bureau of Labor Statistics. The Company actively manages the effect of changing commodity prices with changes to the Big Boy menu mix and effective selection and rotation of items served on the Golden Corral buffet, together with periodic increases in menu prices. Rapid escalations in costs, especially for proteins such as pork, beef, poultry and fish that were experienced in 2007 and 2008, can be problematic to effective menu management, as food cost percentages rise despite higher prices being charged to customers. Food cost percentages in the Golden Corral segment are much higher than Big Boy because of the all-you-can-eat nature of the Golden Corral segment, as well as its use of steak as an item featured daily on the buffet.

Mandated increases in the minimum wage have been effectively mitigated by the higher menu prices being charged and management's resolve to reduce the number of hours worked by hourly paid employees, as can be seen in the above table as payroll and related costs as a percentage of sales have either been holding steady or improving in both Big Boy and Golden Corral. Although there is no seasonal fluctuation in employment levels, hours worked have always been managed closely according to individual restaurant sales patterns. Payroll related costs include statutory provisions for Social Security and Medicare, unemployment and workers' compensation, along with voluntary benefits provided by the Company such as medical insurance and defined benefit pension plans.

The Company self-insures a significant portion of expected losses from its workers' compensation program in the State of Ohio. Management performs a comprehensive review each fiscal quarter and adjusts the self-insurance reserves as deemed appropriate based on claims experience. Favorable adjustments were $68,000, $353,000 and $828,000 respectively, in Fiscal Years 2009, 2008 and 2007. The trend in smaller adjustments has been effected by vast improvements in claims experience, the result of active claims management and post accident drug testing, which have allowed lower rates (as a percentage of payroll) to be used to accrue initial reserves.

After steady medical insurance premiums in calendar years 2007 and 2008, costs escalated by almost 15 percent for the plan year that runs January 1, 2009 through December 31, 2009. The Company will absorb 75 to 80 percent of the estimated $9.5 million cost in 2009, with employees being asked to contribute the other 20 to 25 percent.

Net periodic pension cost was $1,814,000, $1,237,000 and $1,710,000 respectively, in Fiscal Years 2009, 2008 and 2007. The higher cost in Fiscal Year 2009 is due to the combination of unfavorable asset returns plus the recognition of a $238,000 settlement loss, which was triggered when lump sum payments from the Hourly Pension Plan exceeded the sum of service cost and interest cost for the year. Pension cost for Fiscal Year 2010 is currently estimated at over $2,300,000. The expected long-term rate of return on plan assets used to compute pension cost was 8.0 percent in Fiscal Years 2009, 2008 and 2007. The assumption will remain at 8.0 percent for the determination of pension costs for Fiscal Year 2010. The discount rate used in the actuarial assumptions to compute pension costs was 6.5 percent in Fiscal Year 2009, 6.0 percent in Fiscal Year 2008 and was 6.25 percent in Fiscal Year 2007. The rate for Fiscal Year 2010 will be 6.50 percent. The rate of compensation increase for pension costs was 4.5 percent in each of Fiscal Years 2009, 2008 and 2007. It will be lowered to 4.0 percent for Fiscal Year 2010.

Although no contributions have been needed to satisfy minimum legal funding requirements during the last three years, discretionary contributions made by the Company to these plans were $1,000,000 in each of Fiscal Years 2009, 2008 and 2007. Discretionary contributions for Fiscal Year 2010 are currently being planned at a level of $1,300,000. Future funding of the pension plans largely depends upon the performance of investments that are held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. The recent market volatility that caused significant declines in the market values of these securities is likely to have a material adverse effect upon future funding requirements and result in the recognition of much higher net periodic pension costs in future years.

Pension accounting standards require the overfunded or underfunded status of defined benefit pension plans to be recognized as an asset or liability in the Company's consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations, which includes a projection of future salary increases. The Company's pension plans were underfunded as of June 2, 2009, the direct result of significant declines in the market values of equity securities that are held in the pension trust. A $4,979,000 reduction in the Company's equity, net of tax, was required to establish the necessary $7,507,000 liability in the Company's balance sheet, effected through a charge to accumulated other comprehensive income.

The Hourly Pension Plan was amended on July 1, 2009 to freeze all future accruals for credited service under the Plan after August 31, 2009. The Plan had previously been closed to all hourly paid restaurant employees hired after December 31, 1998. The Salaried Pension Plan was amended on July 1, 2009 to close entry into the Plan to salaried employees hired after June 30, 2009. Salaried employees hired before June 30, 2009 will continue to participate in the Plan and be credited with normal benefits for years of service.

Other operating costs include occupancy costs such as maintenance, rent, depreciation, property tax, insurance and utilities, plus costs relating to field supervision; accounting and payroll preparation costs, franchise fees for Golden Corral restaurants; new restaurant opening costs and many other restaurant operating costs. Since most of these expenses tend to be fixed costs, the percentages shown in the above table are greatly affected by changes in same store sales levels. Opening costs can have a significant impact on the percentages. Opening cost charges for Big Boy restaurants for Fiscal Years 2009, 2008 and 2007 were $585,000, $408,000, and $443,000 respectively. Golden Corral opening costs for Fiscal Years 2009, 2008 and 2007 were zero, $229,000, and $95,000 respectively. There should be no opening costs for Golden Corral in fiscal Year 2010. Other operating costs in Fiscal Year 2009 included a charge of $334,000 to write down the carrying value of a Big Boy restaurant that permanently ceased operations on May 31, 2009.

The percentage reductions in Golden Corral's other operating costs in Fiscal Year 2009 are largely from lower depreciation charges, the result of a $4.6 million impairment of assets charge that was taken at the end of Fiscal

Year 2008 to lower carrying costs of three restaurants. Although the Fiscal Year 2009 improvement in percentages was also aided by higher sales, it should be noted that other operating costs for the Golden Corral segment are a much higher percentage of sales than Big Boy because sales volumes generally remain below expectations.

Operating Profit

To arrive at the measure of operating profit, administrative and advertising expense is subtracted from gross profit, while franchise fees and other revenue are added to it. Gains and losses from the sale of real property, if any, are then respectively added or subtracted. Litigation settlements and charges for impairment of assets (if any) are also included in the measure of operating profit.

Administrative and advertising expense was $14,638,000, $14,131,000 and $14,301,000 respectively in Fiscal Years 2009, 2008 and 2007. Advertising expense represents the largest component of these costs. Spending for advertising and marketing programs is proportionate to sales levels, reflecting the Company's long standing policy to spend a constant percentage of Big Boy and Golden Corral sales on advertising and marketing. Advertising expense was $6,984,000, $7,045,000, and $6,817,000 respectively in Fiscal Years 2009, 2008 and 2007. All other administrative costs were $7,654,000, $7,086,000 and $7,484,000 respectively in Fiscal Years 2009, 2008 and 2007. The Chief Executive Officer's incentive compensation was included in other administrative costs as follows: $497,000, zero and $259,000 respectively was accrued in Fiscal Years 2009, 2008 and 2007. Stock based compensation costs included in other administrative costs were $249,000, $339,000 and $314,000 respectively in Fiscal Years 2009, 2008 and 2007. Fiscal Year 2008 included a charge in other administrative costs of $160,000 to write-off deposits for Golden Corral development rights.

Revenue from franchise fees is based upon sales volumes generated by Big Boy restaurants that are licensed to other operators. The fees are based principally on percentages of sales and are recorded on the accrual method as earned. As of June 2, 2009, 26 Big Boy restaurants were licensed to other operators and paying fees to the Company. No new licensed Big Boy restaurants have opened during any of the periods presented in this MD&A; two closed during Fiscal Year 2009. Other revenue also includes certain other fees earned from licensed restaurants along with minor amounts of rent and investment income.

Gains and losses from the sale of assets consist of transactions involving real property and sometimes may include restaurant equipment that is sold together with real property as a package when closed restaurants are sold. Gains and losses reported on this line do not include abandonment losses that routinely arise when certain equipment is replaced before it reaches the end of its expected life. Abandonment losses are instead reported in other operating costs. Total gains from the sale of real property in Fiscal Year 2009 amounted to $1,163,000 on aggregate proceeds of $1,750,000. The totals are primarily attributable to the disposition of a Big Boy restaurant in the first quarter of Fiscal Year 2009 that had ceased operations in June 2008, the gain from which was $1,072,000 on proceeds of $1,487,000. Gains from the sale of real property amounted to $524,000 during Fiscal Year 2008, resulting from the dispositions of three low volume Big Boy restaurants that had ceased operations respectively in January, April and June 2007. During Fiscal Year 2007, a gain of $250,000 was recorded from the sale of an older Big Boy restaurant that had closed in October 2006.

On March 4, 2009, the company received a check for $640,000 representing full and final settlement of the arbitration award in the long-standing case against the general contractor that had constructed a Golden Corral restaurant for the Company in Canton, Ohio in 2001, which the Company had to subsequently demolish due to defective construction by the contractor. In addition to the cash received, the Company recorded an additional credit to earnings of $250,000 to reverse a liability that had represented the general contractor's claim against the Company for the outstanding contract balance, which was eliminated when the award was made final. The combined sum resulted in $890,000 being credited to pretax earnings in the third quarter of Fiscal Year 2009.

The test for impairment of assets completed at the end of Fiscal Year 2008 determined that the carrying values of three Golden Corral restaurant locations exceeded expected future cash flows to be generated by the underlying assets. As a result, a non-cash pretax charge of $4,565,000 was recorded to lower the carrying values to fair values. The total charge reflected in the consolidated statement of earnings includes impairment losses of $95,000 for intangible assets associated with unamortized initial franchise fees relating to the three impaired restaurants. The three impaired restaurants continue to operate. No significant charges for impairment of assets were recorded during either Fiscal Year 2009 or Fiscal Year 2007.

Interest Expense

Interest expense was $2,000,000, $2,359,000 and $2,672,000 respectively, in Fiscal Years 2009, 2008 and 2007. The decreasing trend is primarily the result of lower debt levels and lower variable interest rates combined with much lower interest charges associated with capitalized leases. There are no longer any restaurant facilities leased by the Company that are required to be classified as capital lease obligations under the provisions of Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases" as amended.

Income Taxes

Income tax expense as a percentage of pre-tax earnings was 28.2 percent in Fiscal Year 2009, 30.8 percent in Fiscal Year 2008 and 31.4 percent in Fiscal Year 2007. The effective rates have been kept consistently low through the Company's use of available tax credits, principally the federal credit allowed for Employer Social Security and Medicare Taxes Paid on Certain Employee Tips and the federal Work Opportunity Tax Credit (WOTC). The effective tax rate for Fiscal Year 2009 also includes the effect of the statutory elimination of corporate income tax in the state of Ohio. No material changes have occurred to date in the amount of unrecognized tax benefits as a result of the Company's Fiscal Year 2008 adoption of FIN 48, the Financial Accounting Standards Board's (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."

LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

Food sales to restaurant customers provide the Company's principal source of cash. The funds from sales are immediately available for the Company's use, as substantially all sales to restaurant customers are received in cash or are settled by debit or credit cards. The primary source of cash provided by operating activities is net earnings plus depreciation and impairment of assets, if any. Other sources of cash may include borrowing against credit lines, proceeds received when stock options are exercised and occasional sales of real estate. In addition to servicing debt, these cash flows are utilized for discretionary objectives, including capital projects (principally restaurant expansion) and dividends.

Working Capital Practices

The Company has historically maintained a strategic negative working capital position, a common practice in the restaurant industry. As significant cash flows are consistently provided by operations, and credit lines remain readily available, the use of this practice should not hinder the Company's ability to satisfactorily retire any of its obligations when due, including the aggregated contractual obligations and commercial commitments shown in the following table.

Aggregated Information about Contractual Obligations and Commercial Commitments
As of June 2, 2009

		Payments due by period (in thousands)					
	Total	year 1	year 2	year 3	year 4	year 5	more than 5 years
Long-Term Debt	29,702	7,741	7,424	5,119	3,848	2,808	2,762
Rent due under Capital Lease Obligations	702	278	262	149	13	-	-
1. Rent due under Operating Leases	19,222	1,632	1,427	1,451	1,346	1,390	11,976
2. Unconditional Purchase Obligations	17,965	7,999	3,215	3,304	3,316	131	-
3. Other Long-Term Obligations	1,318	226	229	232	234	237	160
Total Contractual Cash Obligations	68,909	17,876	12,557	10,255	8,757	4,566	14,898

1. Not included in the table is a secondary liability for the performance of a ground lease that has been assigned to a third party. The annual obligation of the lease approximates $48 through 2020. Should the third party default, the Company has the right to re-assign the lease. Operating leases include option periods considered to be part of the lease term under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases," as amended.

2. Primarily consists of commitments for certain food and beverage items, plus capital projects including commitments to purchase real property, if any.

3. Deferred compensation liability.

The working capital deficit was $16,552,000 as of June 2, 2009. The deficit was $20,142,000 as of June 3, 2008. The improvement in the deficit was driven primarily by several factors. The current portion of long-term debt at June 2, 2009 is almost $1,100,000 lower than it was at June 3, 2008. Advance delivery of certain inventory was taken during Fiscal Year 2009 in order to secure availability of certain product at favorable pricing. In addition, there are no costs related to new unit construction included in accounts payable as of June 2, 2009. One new Big Boy restaurant was under construction as of June 3, 2008. Finally, a long-standing construction payable was eliminated in Fiscal Year 2009 as part of a legal proceeding that was resolved during the year.

If needed to fund temporary working capital needs, a $5,000,000 revolving credit facility (currently unused) is immediately available to be drawn upon through September 1, 2010. A construction draw facility is also in place that allows up to $4,500,000 to be drawn upon through September 1, 2010. Negotiations to renew these facilities with additional borrowing capacity are expected to be completed during the first half of Fiscal Year 2010.

Operating Activities

Operating cash flows were $22,408,000 in Fiscal Year 2009, $2,082,000 higher than Fiscal Year 2008 and $287,000 lower than Fiscal Year 2007. These changes are primarily attributable to normal changes in assets and liabilities such as prepaid expenses, inventories and accounts payable, all of which fluctuate widely from quarter to quarter and year to year. Management measures cash flows from the operation of the business by simply adding to net earnings certain non-cash expenses such as depreciation, losses (net of any gains) on dispositions of assets, charges for impairment of long-lived assets (if any) and stock based compensation cost. The result of this approach is reflected as a sub-total in the consolidated statement of cash flows: $24,264,000 in Fiscal Year 2009, $25,038,000 in Fiscal Year 2008 and $23,240,000 in Fiscal Year 2007.

Investing Activities

Capital spending is the principal component of the Company's investing activities. Capital spending was $18,035,000 during Fiscal Year 2009, which includes $14,759,000 for Big Boy restaurants and $3,276,000 for Golden Corral restaurants. These capital expenditures consisted of new restaurant construction, site acquisitions for expansion, remodeling existing restaurants, routine equipment replacements and other capital outlays.

Proceeds from the disposition of property during Fiscal Year 2009 amounted to $1,770,000, primarily resulting from the sale of an older Big Boy restaurant that had ceased operations in June 2008. Its sale resulted in a gain of $1,072,000, which was reported in the first quarter of fiscal year 2009. Two former Big Boy restaurants and four surplus land locations are currently held for sale at an aggregate asking price of $3,100,000.

Financing Activities

Borrowing against credit lines amounted to $6,000,000 during Fiscal Year 2009. Scheduled and other payments of long-term debt and capital lease obligations amounted to $9,563,000 during Fiscal Year 2009. Regular quarterly cash dividends to shareholders were paid at a rate of $.12 per share, amounting to $2,449,000 in Fiscal Year 2009. Another $.12 per share dividend was declared on June 9, 2009. Its payment on July 10, 2009 was the 194th consecutive quarterly dividend paid by the Company. The Company expects to continue its 49 year practice of paying regular quarterly cash dividends.

During Fiscal Year 2009, options to purchase 3,084 shares of common stock were exercised, yielding proceeds to the Company of approximately $40,000. As of June 2, 2009, 443,000 shares granted under the Company's two stock option plans remain outstanding, including 383,000 fully vested shares at a weighted average price per share of $20.45. As of June 2, 2009, approximately 617,000 shares remained available to be granted under the 2003 Stock Option and Incentive Plan, which is net of 21,750 options granted to employees in June 2008 and 21,000 options granted in October 2008 to non-employee members of the Board of Directors. Granting authority under the 1993 Stock Option Plan expired on October 4, 2008.

In January 2008, the Board of Directors authorized a repurchase program under which the Company may repurchase up to 500,000 shares of its common stock in the open market or through block trades over a two-year period that will expire on January 10, 2010. The sum of 13,207 shares was acquired under the program in Fiscal Year 2009 at a cost of $256,000. Since inception of the current authorization, 38,681 shares have been acquired through June 2, 2009 at a cost of $857,000.

Other Information

Two new Big Boy restaurants opened for business during Fiscal Year 2009 – in Winchester, Kentucky on August 11, 2008 and in Dayton, Ohio on October 13, 2008. In addition, a Big Boy restaurant re-opened in suburban Cincinnati on September 8, 2008 in a new building that replaced an older facility, which had been taken out of service and razed in June 2008. Although no new Big Boy restaurant construction was in progress as of June 2, 2009, construction was begun in June 2009 to replace an older suburban Cincinnati Big Boy restaurant with a new building on a superior nearby site. It is scheduled to open for business in September 2009. Three other new Big Boy restaurants are currently scheduled to open respectively in November 2009, February 2010 and April 2010 on land acquired by the Company in Fiscal Year 2009.

Including land and land improvements, the cash required to build and equip each new Big Boy restaurant currently ranges from $2,500,000 to $3,400,000. The actual cost depends greatly on the price paid for the land and the cost of land improvements, which can vary widely from location to location, and whether the land is purchased or leased. Future costs will also depend on whether the present building prototype (used since 2001) is constructed or whether the prototype of a second design having a smaller footprint is used, which is currently being developed for use in smaller markets. Two of the new Big Boy restaurants scheduled to open in Fiscal Year 2010 will be built using the smaller prototype. Several sites are currently being evaluated for potential acquisition and development. As of June 2, 2009, any contracts that existed to acquire sites for future development were cancellable at the Company's sole discretion while due diligence is pursued under the inspection period provisions of the contracts.

Approximately one-fifth of the Big Boy restaurants are routinely renovated or decoratively updated each year. The renovations not only refresh and upgrade interior finishes, but are also designed to synchronize the interiors and exteriors of older restaurants with the newer prototype that has been used since 2001. The current average cost to renovate a typical older restaurant ranges from $150,000 to $175,000. Newer prototype restaurants also receive updates when they reach five years of age, which on average currently range from $80,000 to $90,000 per restaurant. The Fiscal Year 2010 remodeling budget for Big Boy restaurants is $2,600,000. In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine whether their kitchens should be redesigned for increased efficiencies and whether a dining room expansion is warranted. A typical kitchen redesign costs approximately $150,000 and a dining room expansion can cost up to $750,000.

Only one new Golden Corral restaurant has been opened in the last three years. No further development is currently planned and there is no active search for sites on which to build. At the end of Fiscal Year 2008, management determined that the assets of three Golden Corral restaurant locations were impaired and a non-cash pretax charge of $4,660,000 was recorded to lower the carrying values to fair value. The impairment charge included $95,000 to write-off unamortized franchise fees. The three impaired restaurants remain in operation. In April 2008, the Area Development Agreement with Golden Corral Franchising Systems, Inc. (Franchisor) was amended to lower from 28 to twelve, the Company's development rights to build future restaurants. As a result, the Company wrote-off franchise fee deposits totaling $160,000 in Fiscal Year 2008.

Eleven Golden Corral restaurants are scheduled to be renovated in Fiscal Year 2010. In addition, carpeting is typically replaced in each restaurant every two and half years on average. The Fiscal Year 2010 remodeling budget, including carpeting costs, is approximately $1,800,000.

The Company's policy is to own the land on which it builds new restaurants. However, it is often necessary to enter ground leases to obtain desirable land on which to build. Seven of the 35 Golden Corral restaurants now in operation were built on leased land. Three Big Boy restaurants opened since 2003 were also built on leased land. All of these leases have been accounted for as operating leases pursuant to Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases" as amended.

As of June 2, 2009, 26 restaurants were in operation on non-owned premises, which are covered by 28 lease agreements consisting of 23 operating leases – sixteen are for Big Boy and seven are for Golden Corrals – and five month-to-month arrangements. The month-to-month arrangements are for five Big Boy restaurant facilities that are continuing to be occupied until the Company acquires the properties from the landlord for certain amounts specified in the lease agreements, which taken together amount to $2,472,000. The landlord disputes the amount, claiming the Company must purchase the properties for a larger amount based on alternative values and market appraisal values. The matter is the subject of litigation.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions to measure certain items that affect the amounts reported in the financial statements and accompanying footnotes. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Accounting estimates can and do change as new events occur and additional information becomes available. Actual results may differ markedly from current judgment.

Two factors are required for an accounting policy to be deemed critical. The policy must be significant to the fair presentation of a company's financial condition and its results of operations, and the policy must require management's most difficult, subjective or complex judgments. The Company believes the following to be its critical accounting policies.

Self Insurance

The Company self-insures a significant portion of expected losses from its workers' compensation program in the state of Ohio. The Company purchases coverage from an insurance company for individual claims in excess of $300,000. Reserves for claims expense include a provision for incurred but not reported claims. Each quarter, the Company reviews claims valued by its third party administrator ("TPA") and then applies experience and judgment to determine the most probable future value of incurred claims. As the TPA submits additional new information, the Company reviews it in light of historical claims for similar injuries, probability of settlement, and any other facts that might provide guidance in determining ultimate value of individual claims. Unexpected changes in any of these or other factors could result in actual costs differing materially from initial projections or values presently carried in the self-insurance reserves.

Pension Plans

Pension plan accounting requires rate assumptions for future compensation increases and the long-term return on plan assets. A discount rate is also applied to the calculations of net periodic pension cost and projected benefit obligations. An informal committee consisting of executives from the Finance Department and the Human Resources Department, with guidance provided by the Company's actuarial consulting firm, develops these assumptions each year. The consulting firm also provides services in calculating estimated future obligations and net periodic pension cost.

Assets of the pension plans are targeted to be invested 70 percent in equity securities, as these investments have historically provided the greatest long-term returns. To determine the long-term rate of return on plan assets, the committee looks at the target asset allocation of plan assets and determines the expected return on each asset class. The expected returns for each asset class are combined and rounded to the nearest 25 basis points to determine the overall expected return on assets. The committee determines the discount rate by looking at the projected future benefit payments and matches those to spot rates based on yields of high-grade corporate bonds. A single discount rate is selected, and then rounded to the nearest 25 basis points, which produces the same present value as the various spot rates.

Future funding of the pension plans largely depends upon the performance of investments held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. The recent market volatility that resulted in significant declines in the market values of these securities could have a material adverse effect upon future funding requirements and result in the recognition of much higher net periodic pension costs in future years.

Long-Lived Assets

Long-lived assets include property and equipment, goodwill and other intangible assets. Property and equipment typically approximates 85 to 90 percent of the Company's total assets. Judgments and estimates are used to determine the carrying value of long-lived assets. This includes the assignment of appropriate useful lives, which affect depreciation and amortization expense. Capitalization policies are continually monitored to assure they remain appropriate.

Management considers a history of cash flow losses on a restaurant-by-restaurant basis to be the primary indicator of potential impairment. Carrying values of property and equipment are tested for impairment at least annually, and whenever events or circumstances indicate that the carrying value may be impaired. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized for the amount by which carrying values exceed the greater of the net present value of the future cash flow stream or a floor value. Future cash flows can be difficult to predict. Changing neighborhood demographics and economic conditions, and many other factors may influence operating performance, which affect cash flows. Floor values are generally determined by opinions of value provided by real estate brokers and/or management's judgment as developed through its experience in disposing of property.

Sometimes it becomes necessary to cease operating a certain restaurant due to poor performance. The final impairment amount can be significantly different from the initial charge, particularly if the eventual market price received from the disposition of the property differs materially from initial estimates of floor values.

Acquired goodwill and other intangible assets are tested for impairment annually or whenever an impairment indicator arises.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company has no significant market risk exposure to interest rate changes as substantially all of its debt is currently financed with fixed interest rates. The Company does not currently use derivative financial instruments to manage its exposure to changes in interest rates. Any cash equivalents maintained by the Company have original maturities of three months or less. The Company does not use foreign currency.

Big Boy restaurants utilize centralized purchasing and food preparation, which is provided through the Company's commissary and food manufacturing plant. The Company believes the commissary operation ensures uniform product quality and safety, timeliness of distribution to restaurants and creates efficiencies that ultimately result in lower food and supply costs. The commissary operation does not supply Golden Corral restaurants.

Commodity pricing affects the cost of many of the Company's food products. Commodity pricing can be extremely volatile, affected by many factors outside the Company's control, including import and export restrictions, the influence of currency markets relative to the U.S. dollar, supply versus demand, production levels and the impact that adverse weather conditions may have on crop yields. Certain commodities purchased by the commissary, principally beef, chicken, pork, dairy products, fish, french fries and coffee, are generally purchased based upon market prices established with vendors. Purchase contracts for some of these items may contain contractual provisions that limit the price to be paid. These contracts are normally for periods of one year or less but may have longer terms if favorable long-term pricing becomes available. Food supplies are generally plentiful and may be obtained from any number of suppliers, which mitigates the Company's overall commodity cost risk. Quality, timeliness of deliveries and price are the principal determinants of source. The Company does not use financial instruments as a hedge against changes in commodity pricing.

Except for items such as bread, fresh produce and dairy products that are purchased from any number of local suppliers, the Golden Corral segment of the business currently purchases substantially all food, beverage and other menu items from the same approved vendor that Golden Corral Franchising Systems, Inc. (the Franchisor) uses in its operations. Deliveries are received twice per week. Other vendors are available to provide products that meet the Franchisor's specifications at comparable prices should the Company wish or need to make a change.

Item 8. Financial Statements and Supplementary Data Page

The following financial statements and reports are included in Item 8 of this report:

Index to Consolidated Financial Statements

Report of Management on Internal Control over Financial Reporting	33
Report of Independent Registered Public Accounting Firm (on Financial Statements)	34
Report of Independent Registered Public Accounting Firm (on Internal Control over Financial Reporting)	35
Consolidated Balance Sheet – June 2, 2009 and June 3, 2008	36
Consolidated Statement of Earnings – Three fiscal years ended June 2, 2009	38
Consolidated Statement of Cash Flows – Three fiscal years ended June 2, 2009	39
Consolidated Statement of Shareholders' Equity – Three fiscal years ended June 2, 2009	40
Notes to Consolidated Financial Statements – Three fiscal years ended June 2, 2009	41
Quarterly Results (Unaudited)	66

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of June 2, 2009. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of June 2, 2009 based upon criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of June 2, 2009 based on the criteria in *Internal Control - Integrated Framework* issued by the COSO.

The Board of Directors meets its responsibility for oversight of the integrity of the Company's financial statements through its Audit Committee, which is composed entirely of independent directors, none of whom are employees of the Company and all of whom are financial experts. The Audit Committee meets periodically with management and Internal Audit to review their work and confirm that their respective responsibilities are being properly discharged. In addition, Grant Thornton LLP, the Company's independent registered public accounting firm, has full access to the Audit Committee to discuss the results of their audit work, the effectiveness of internal accounting controls and the quality of financial reporting.

The Company's internal control over financial reporting as of June 2, 2009 has been audited by Grant Thornton LLP, as is stated in their report that is presented in these financial statements which appears herein.

July 24, 2009
Date

/s/ Craig F. Maier
Craig F. Maier
President and Chief Executive Officer

/s/ Donald H. Walker
Donald H. Walker
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Frisch's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Frisch's Restaurants, Inc. (an Ohio corporation) and Subsidiaries as of June 2, 2009 and June 3, 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 2, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frisch's Restaurants, Inc. and Subsidiaries as of June 2, 2009 and June 3, 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 2, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the consolidated financial statements, the Company has adopted FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R), on May 29, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Frisch's Restaurants, Inc's internal control over financial reporting as of June 2, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 24, 2009 expressed an unqualified opinion therein.

GRANT THORNTON LLP

/s/ Grant Thornton LLP
Cincinnati, Ohio
July 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Frisch's Restaurants, Inc.

We have audited Frisch's Restaurants, Inc.'s (an Ohio Corporation) internal control over financial reporting as of June 2, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frisch's Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Frisch's Restaurants, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Frisch's Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 2, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frisch's Restaurants, Inc. and Subsidiaries as of June 2, 2009 and June 3, 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 2, 2009 and our report dated July 24, 2009 expressed an unqualified opinion on those statements.

GRANT THORNTON LLP

/s/ Grant Thornton LLP
Cincinnati, Ohio
July 24, 2009

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

June 2, 2009 and June 3, 2008

ASSETS

	2009	2008
Current Assets		
Cash	$ 898,779	$ 801,297
Trade and other receivables	1,549,226	1,448,385
Inventories	6,531,127	5,647,629
Prepaid expenses and sundry deposits	891,176	1,120,360
Prepaid and deferred income taxes	1,588,721	1,676,536
Total current assets	11,459,029	10,694,207
Property and Equipment		
Land and improvements	71,247,614	67,573,837
Buildings	95,057,324	89,351,863
Equipment and fixtures	91,137,232	87,554,946
Leasehold improvements and buildings on leased land	24,561,228	26,323,899
Capitalized leases	1,558,209	1,558,209
Construction in progress	3,424,332	2,641,144
	286,985,939	275,003,898
Less accumulated depreciation and amortization	129,348,004	121,164,500
Net property and equipment	157,637,935	153,839,398
Other Assets		
Goodwill	740,644	740,644
Other intangible assets	806,903	892,238
Investments in land	691,834	2,634,890
Property held for sale	2,526,176	1,234,824
Deferred income taxes	1,662,888	-
Other	1,450,539	2,023,804
Total other assets	7,878,984	7,526,400
Total assets	$ 176,975,948	$ 172,060,005

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

June 2, 2009 and June 3, 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
Current Liabilities		
Long-term obligations due within one year		
Long-term debt	$ 7,740,616	$ 8,804,779
Obligations under capitalized leases	239,461	243,361
Self insurance	396,001	606,877
Accounts payable	8,038,418	10,281,016
Accrued expenses	11,555,028	10,675,381
Income taxes	41,567	224,685
Total current liabilities	28,011,091	30,836,099
Long-Term Obligations		
Long-term debt	21,961,677	24,216,672
Obligations under capitalized leases	397,626	637,087
Self insurance	727,997	769,874
Deferred income taxes	-	592,478
Underfunded pension obligation	7,507,375	58,385
Deferred compensation and other	3,993,038	4,234,564
Total long-term obligations	34,587,713	30,509,060
Commitments	-	-
Shareholders' Equity		
Capital stock		
Preferred stock - authorized, 3,000,000 shares without par value; none issued	-	-
Common stock - authorized, 12,000,000 shares without par value; issued 7,582,347 and 7,580,263 shares - stated value - $1	7,582,347	7,580,263
Additional contributed capital	64,721,328	64,451,899
	72,303,675	72,032,162
Accumulated other comprehensive loss	(6,634,422)	(1,992,515)
Retained earnings	82,306,488	74,034,980
	75,672,066	72,042,465
Less cost of treasury stock (2,482,233 and 2,470,332 shares)	(33,598,597)	(33,359,781)
Total shareholders' equity	114,377,144	110,714,846
Total liabilities and shareholders' equity	$ 176,975,948	$ 172,060,005

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
Three years ended June 2, 2009

	2009	2008	2007
Sales	$ 297,860,951	$ 299,562,346	$ 289,934,367
Cost of sales			
Food and paper	105,859,982	106,895,380	101,401,056
Payroll and related	97,678,114	98,347,394	95,500,491
Other operating costs	66,082,244	66,382,911	64,043,426
	269,620,340	271,625,685	260,944,973
Gross profit	28,240,611	27,936,661	28,989,394
Administrative and advertising	14,637,943	14,130,762	14,301,277
Franchise fees and other revenue	(1,281,940)	(1,277,707)	(1,253,398)
Gains on sale of assets	(1,163,173)	(524,354)	(250,069)
Litigation settlement	(889,579)	-	-
Impairment of long-lived assets	-	4,660,093	-
Operating profit	16,937,360	10,947,867	16,191,584
Interest expense	2,000,442	2,359,369	2,672,171
Earnings before income taxes	14,936,918	8,588,498	13,519,413
Income taxes			
Current			
Federal	4,626,721	5,469,816	5,482,285
Less tax credits	(1,010,762)	(904,475)	(782,886)
State and municipal	406,403	582,012	657,528
Deferred	193,701	(2,505,066)	(1,105,070)
Total income taxes	4,216,063	2,642,287	4,251,857
NET EARNINGS	$ 10,720,855	$ 5,946,211	$ 9,267,556
Earnings per share (EPS) of common stock:			
Basic net earnings per share	$ 2.10	$ 1.16	$ 1.82
Diluted net earnings per share	$ 2.08	$ 1.14	$ 1.78

Fiscal year 2009 contained 52 weeks consisting of 364 days.
Fiscal year 2008 contained 53 weeks consisting of 371 days.
Fiscal year 2007 contained 52 weeks consisting of 364 days.

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Three years ended June 2, 2009

	2009	2008	2007
Cash flows provided by (used in) operating activities:			
Net earnings	$ 10,720,855	$ 5,946,211	$ 9,267,556
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation and amortization	13,690,689	14,015,297	13,643,678
(Gain) loss on disposition of assets, net of abandonment losses	(906,803)	(156,557)	15,021
Impairment of long-lived assets	-	4,660,093	-
Pension plans - amortization of actuarial losses and prior service costs	272,821	233,870	-
Pension plans - settlement losses	237,861	-	
Stock-based compensation expense	248,869	338,751	313,835
	24,264,292	25,037,665	23,240,090
Changes in assets and liabilities:			
Trade and other receivables	(100,841)	(42,493)	132,132
Inventories	(883,498)	728,430	(1,584,161)
Prepaid expenses and sundry deposits	229,184	(136,229)	(29,149)
Other assets	169,729	23,494	44,265
Prepaid and deferred income taxes	223,735	(2,210,381)	(221,488)
Accrued income taxes	(171,358)	(69,827)	17,242
Excess tax benefit from stock-based compensation	(11,760)	4,502	(168,277)
Accounts payable	(2,242,598)	(2,072,952)	2,023,590
Accrued expenses	884,295	(698,242)	(404,745)
Self insured obligations	(252,753)	(473,298)	(556,412)
Underfunded pension obligation	541,431	-	-
Deferred compensation and other liabilities	(241,526)	235,928	201,864
	(1,855,960)	(4,711,068)	(545,139)
Net cash provided by operating activities	22,408,332	20,326,597	22,694,951
Cash flows (used in) provided by investing activities:			
Additions to property and equipment	(18,034,851)	(14,645,849)	(18,588,490)
Proceeds from disposition of property	1,769,837	1,717,378	410,655
Change in other assets	182,202	(114,484)	(302,832)
Net cash (used in) investing activities	(16,082,812)	(13,042,955)	(18,480,667)
Cash flows (used in) provided by financing activities:			
Proceeds from borrowings	6,000,000	9,000,000	6,000,000
Payment of long-term debt and capital lease obligations	(9,562,519)	(13,141,465)	(9,530,082)
Cash dividends paid	(2,449,347)	(2,359,743)	(2,239,666)
Proceeds from stock options exercised - new shares issued	31,461	257,181	869,672
Proceeds from stock options exercised - treasury shares re-issued	8,310	-	6,275
Other treasury shares re-issued	8,184	27,970	28,880
Treasury shares acquired	(256,472)	(600,385)	-
Excess tax benefit from stock based compensation	11,760	(4,502)	168,277
Employee stock purchase plan	(19,415)	17,399	(11,786)
Net cash (used in) financing activities	(6,228,038)	(6,803,545)	(4,708,430)
Net increase (decrease) in cash and equivalents	97,482	480,097	(494,146)
Cash and equivalents at beginning of year	801,297	321,200	815,346
Cash and equivalents at end of year	$ 898,779	$ 801,297	$ 321,200
Supplemental disclosures:			
Interest paid	$ 2,058,560	$ 2,614,651	$ 2,733,012
Income taxes paid	4,163,785	4,916,684	5,456,622
Income tax refunds received	100	4,375	1,000,519
Litigation settlement received	639,856	-	-
Accumulated other comprehensive pretax loss (SFAS 158) (non-cash)	7,543,875	1,412,371	1,840,461
Lease transactions capitalized (non-cash)	-	-	243,305

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Three years ended June 2, 2009

	Common stock at $1 per share - Shares and amount	Additional contributed capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total
Balance at May 30, 2006	$ 7,521,930	$ 62,531,311	-	$ 63,420,622	$ (32,792,427)	$ 100,681,436
Net earnings for the year	-	-	-	9,267,556	-	9,267,556
SFAS No. 158 adjustment net of tax	-	-	$ (1,214,704)	-	-	(1,214,704)
Stock options exercised - new shares issued	46,750	822,922	-	-	-	869,672
Stock options exercised - treasury shares re-issued	-	1,800	-	-	4,475	6,275
Excess tax benefit from stock-based compensation	-	168,277	-	-	-	168,277
Stock-based compensation expense	-	313,835	-	-	-	313,835
Other treasury shares re-issued	-	12,465	-	-	16,415	28,880
Employee stock purchase plan	-	(11,786)	-	-	-	(11,786)
Cash dividends paid - $.44 per share	-	-	-	(2,239,666)	-	(2,239,666)
Balance at May 29, 2007	7,568,680	63,838,824	(1,214,704)	70,448,512	(32,771,537)	107,869,775
Net earnings for the year	-	-	-	5,946,211	-	5,946,211
Other comprehensive loss, net of tax	-	-	(777,811)	-	-	(777,811)
Stock options exercised - new shares issued	11,583	245,598	-	-	-	257,181
Excess tax benefit from stock-based compensation	-	(4,502)	-	-	-	(4,502)
Stock-based compensation expense	-	338,751	-	-	-	338,751
Treasury shares re-issued	-	15,829	-	-	12,141	27,970
Treasury shares acquired	-	-	-	-	(600,385)	(600,385)
Employee stock purchase plan	-	17,399	-	-	-	17,399
Cash dividends paid - $.46 per share	-	-	-	(2,359,743)	-	(2,359,743)
Balance at June 3, 2008	7,580,263	64,451,899	(1,992,515)	74,034,980	(33,359,781)	110,714,846
Net earnings for the year	-	-	-	10,720,855	-	10,720,855
Other comprehensive loss, net of tax	-	-	(4,641,907)	-	-	(4,641,907)
Stock options exercised - new shares issued	2,084	29,377	-	-	-	31,461
Stock options exercised - treasury shares re-issued	-	(5,210)	-	-	13,520	8,310
Excess tax benefit from stock-based compensation	-	11,760	-	-	-	11,760
Stock-based compensation expense	-	248,869	-	-	-	248,869
Other treasury shares re-issued	-	4,048	-	-	4,136	8,184
Treasury shares acquired	-	-	-	-	(256,472)	(256,472)
Employee stock purchase plan	-	(19,415)	-	-	-	(19,415)
Cash dividends paid - $.48 per share	-	-	-	(2,449,347)	-	(2,449,347)
Balance at June 2, 2009	$ 7,582,347	$ 64,721,328	$ (6,634,422)	$ 82,306,488	$ (33,598,597)	$ 114,377,144

Comprehensive income:	June 2, 2009	June 3, 2008	May 29, 2007
Net earnings for the year	$ 10,720,855	$ 5,946,211	$ 9,267,556
Change in defined benefit pension plans, net of tax of $2,391,286	(4,641,907)	-	-
Change in defined benefit pension plans, net of tax of $400,690	-	(777,811)	-
Comprehensive income	$ 6,078,948	$ 5,168,400	$ 9,267,556

The accompanying notes are an integral part of these statements.

NOTE A – ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Description of the Business

Frisch's Restaurants, Inc. and Subsidiaries (the Company) is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. All Big Boy restaurants operated by the Company are currently located in various regions of Ohio, Kentucky and Indiana. Golden Corral restaurants currently operate primarily in the greater metropolitan areas of Cincinnati, Columbus, Dayton, Toledo and Cleveland, Ohio, Louisville, Kentucky and Pittsburgh, Pennsylvania.

The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. All of the Frisch's Big Boy restaurants also offer "drive-thru" service. The Company also licenses Big Boy restaurants to other operators, currently in certain parts of Ohio, Kentucky and Indiana. In addition, the Company operates a commissary and food manufacturing plant near its headquarters in Cincinnati, Ohio that services all Big Boy restaurants operated by the Company, and is available to supply restaurants licensed to others.

Consolidation Practices

The accompanying consolidated financial statements include the accounts of Frisch's Restaurants, Inc. and all of its subsidiaries, prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). Significant inter-company accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is the 52 week (364 days) or 53 week (371 days) period ending on the Tuesday nearest to the last day of May. The fiscal year that ended June 2, 2009 (fiscal year 2009) consisted of 52 weeks. The fiscal year that ended June 3, 2008 (fiscal year 2008) consisted of 53 weeks. The fiscal year that ended May 29, 2007 (fiscal year 2007) was a 52 week year.

The first quarter of each fiscal year presented herein contained sixteen weeks, while the last three quarters of each year contained twelve weeks, except for the fourth quarter of fiscal year 2008 which consisted of thirteen weeks.

The fiscal year that will end on Tuesday, June 1, 2010 (fiscal year 2010) will be a 52 week (364 days) period.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use estimates and assumptions to measure certain items that affect the amounts reported. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Although management believes its estimates are reasonable and adequate, future events affecting them may differ markedly from current judgment. Significant estimates and assumptions are used to measure self-insurance liabilities, deferred executive compensation obligations, net periodic pension cost and future pension obligations, the carrying values of property held for sale and for long-lived assets including property and equipment, goodwill and other intangible assets.

NOTE A – ACCOUNTING POLICIES (continued)

Management considers the following accounting policies to be critical accounting policies because the application of estimates to these policies requires management's most difficult, subjective or complex judgments: self-insurance liabilities, net periodic pension cost and future pension obligations, and the carrying values of long-lived assets.

Cash and Cash Equivalents

Funds in transit from credit card processors are classified as cash. Highly liquid investments with original maturities of three months or less are considered as cash equivalents.

Receivables

Trade notes and accounts receivable are valued on the reserve method. The reserve balance was $30,000 at June 2, 2009 and June 3, 2008. The reserve is monitored for adequacy based on historical collection patterns and write-offs, and current credit risks.

Inventories

Inventories, comprised principally of food items, are valued at the lower of cost, determined by the first-in, first-out method, or market.

Accounting for Rebates

Cash consideration received from certain food vendors is treated as a reduction of cost of sales and is recognized in the same periods in which the rebates are earned.

Leases

Minimum scheduled payments on operating leases, including escalating rental payments, are recognized as rent expense on a straight-line basis over the term of the lease, including option periods that are considered as part of the lease term, as defined by Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases," as amended. Contingent rentals, typically based on a percentage of restaurant sales in excess of a fixed amount, are expensed as incurred. SFAS 13 also requires rent expense to be recognized during that part of the lease term when no rent is paid to the landlord, often referred to as a "rent holiday," that generally occurs while a restaurant is being constructed on leased land. The Company does not typically receive leasehold incentives from landlords.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated service lives, which range from ten to 25 years for new buildings or components thereof and five to ten years for equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the lease term as lease terms are defined in SFAS 13, as amended. Property betterments are capitalized while the cost of maintenance and repairs is expensed as incurred.

The cost of land not yet in service is included in "Construction in progress" if construction has begun or if construction is likely within the next twelve months. As of June 2, 2009, the cost of land for four properties on which construction had yet to begin was carried in construction in progress, including one on which construction began in early June 2009. Interest on borrowings is capitalized during active construction periods of new restaurants. Capitalized interest for fiscal years 2009, 2008 and 2007 was $40,000, $105,000 and $38,000, respectively. As of June 2, 2009, any contracts that existed to acquire sites for future development were cancellable at the Company's sole discretion while due diligence is pursued under the inspection period provisions of the contracts.

NOTE A – ACCOUNTING POLICIES (continued)

Five Big Boy restaurant facilities are occupied under month-to-month arrangements pending the acquisition of the properties from the landlord pursuant to certain provisions in the respective lease agreements. The purchase prices are the subject of litigation between the Company and the landlord (see Litigation in Note H – Commitments and Contingencies).

The cost of land on which construction is not likely within the next twelve months is classified as "Investments in land" in the consolidated balance sheet. Surplus property that is no longer needed by the Company, including two former Big Boy restaurants (one that ceased operations near the end of fiscal year 2008 and the other near the end of fiscal year 2009), is classified as "Property held for sale" in the consolidated balance sheet. All of the surplus property is stated at the lower of cost or market. Market values are generally determined by opinions of value provided by real estate brokers and/or management's judgment.

Capitalized computer software is amortized on the straight-line method over the estimated service lives, which range from three to ten years. The Company's cost capitalization policy with respect to computer software complies with the American Institute of Certified Public Accountants' Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining service life.

Impairment of Assets

Management considers a history of cash flow losses on a restaurant-by-restaurant basis to be its primary indicator of potential impairment of assets. Carrying values are tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable from the estimated future cash flows expected to result from the properties' use and eventual disposition. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized equal to the amount by which the carrying values exceed the greater of the net present value of the future cash flow stream or a floor value. Floor values are generally determined by opinions of value provided by real estate brokers and/or management's judgment as developed through its experience in disposing of unprofitable restaurant properties.

The impairment test completed at the end of the fourth quarter of fiscal year 2009 resulted in no impairment charge. The test completed at the end of fiscal year 2008 determined that three Golden Corral restaurant locations had sustained significant cash flow losses, and that an impairment charge was necessary to reflect the fact that the carrying values of the three locations exceeded expected future cash flows to be generated by the underlying assets. A non-cash pretax charge of $4,565,000 was recorded in the fourth quarter of fiscal year 2008 to lower the carrying values of the three Golden Corral restaurants. The Company continues to operate the three impaired restaurants. The total charge reflected in the consolidated statement of earnings includes impairment losses of intangible assets associated with unamortized initial franchise fees relating to the three impaired Golden Corral restaurants (see Goodwill and Other Intangible Assets, Including Licensing Agreements elsewhere in Note A – Accounting Policies).

Restaurant Closing Costs

Any liabilities associated with exit or disposal activities are recorded in accordance with Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Obligations Associated with Disposal Activities." SFAS 146 requires that liabilities be recognized for exit and disposal costs only when the liabilities are incurred, rather than upon the commitment to an exit or disposal plan. Its application has had no material effect on any of the periods presented in the accompanying consolidated financial statements.

NOTE A – ACCOUNTING POLICIES (continued)

Statement of Financial Accounting Standards No. 143 (SFAS 143) "Accounting for Asset Retirement Obligations," is applicable to legal obligations associated with the retirement of certain tangible long-lived assets. Its application has not materially affected the Company's financial statements in any of the periods presented. Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), requires that conditional obligations be included in the definition of an asset retirement obligation under SFAS 143 and therefore requires current recognition if fair value is reasonably estimable. The application of FIN 47 has had no material effect on any of the periods presented in the accompanying consolidated financial statements.

Goodwill and Other Intangible Assets, Including Licensing Agreements

As of June 2, 2009 and June 3, 2008, the carrying amount of goodwill that was acquired in prior years amounted to $741,000. Acquired goodwill is tested annually for impairment and whenever an impairment indicator arises. Impairment losses are recorded when impairment is determined to have occurred.

Other intangible assets consist principally of initial franchise fees paid for each new Golden Corral restaurant the Company has opened (finite useful lives are subject to amortization) or has the right to open (yet to be determined useful lives are not subject to amortization). Amortization of the $40,000 initial fee begins when the restaurant opens and is computed using the straight-line method over the 15-year term of each individual restaurant's franchise agreement. The fees are ratably amortized at $2,667 per year per restaurant, which equates to $85,000 per year in each of the next five years for the 35 Golden Corral restaurants that were in operation as of June 2, 2009, net of three impaired Golden Corral restaurants (see below). Amortization for fiscal years 2009, 2008 and 2007 was $85,000, $93,000 and $91,000, respectively.

Other intangible assets are tested annually for impairment and whenever an impairment indicator arises. The test completed at the end of the fourth quarter of fiscal 2008 resulted in an impairment charge of $95,000 to write-off the remainder of unamortized initial franchise fees associated with the impairment of three Golden Corral restaurants (see Impairment of Assets elsewhere in Note A – Accounting Policies). In addition, the development agreement with Golden Corral Franchising Systems, Inc. was amended in April 2008 to terminate development rights for sixteen restaurants, which resulted in a fiscal year 2008 write-off of $160,000 for development fees that had already been paid.

Miscellaneous other intangible assets are not currently being amortized because these assets have indefinite or yet to be determined useful lives. An analysis of other intangible assets follows:

	2009	2008
	(in thousands)	
Golden Corral initial franchise fees subject to amortization	**$ 1,280**	$ 1,280
Less accumulated amortization	**(579)**	(494)
Carrying amount of Golden Corral initial franchise fees subject to amortization	**701**	786
Current portion of Golden Corral initial franchise fees subject to amortization	**(85)**	(85)
Golden Corral fees not yet subject to amortization	**135**	135
Other	**56**	56
Total other intangible assets	**$ 807**	$ 892

NOTE A – ACCOUNTING POLICIES (continued)

The franchise agreements with Golden Corral Franchising Systems, Inc. also require the Company to pay fees based on defined gross sales. These costs are charged to operations as incurred.

Revenue Recognition

Revenue from restaurant operations is recognized upon the sale of products as they are sold to customers. All sales revenue is recorded on a net basis, which excludes sales tax collected from being reported as sales revenue and sales tax remitted from being reported as a cost. Revenue from the sale of commissary products to Big Boy restaurants licensed to other operators is recognized upon shipment of product. Revenue from franchise fees, based on certain percentages of sales volume of Big Boy restaurants licensed to other operators, is recorded on the accrual method as earned. Initial franchise fees are recognized as revenue when the fees are deemed fully earned and non-refundable, which ordinarily occurs upon the execution of the license agreement in consideration of the Company's services to that time.

Revenue from the sale of gift cards is deferred for recognition until the gift card is redeemed by the cardholder, or when the probability is remote that the cardholder will demand full performance by the Company and there is no legal obligation to remit the value of the unredeemed card under applicable state escheatment statutes.

Advertising

Advertising costs are charged to expense as incurred. Advertising expense for fiscal years 2009, 2008 and 2007 was $6,984,000, $7,045,000 and $6,817,000, respectively.

New Store Opening Costs

New store opening costs consist of new employee training costs, the cost of a team to coordinate the opening and the cost of certain replaceable items such as uniforms and china. New store opening costs are charged to expense as incurred:

	2009	2008 (in thousands)	2007
Big Boy	$ **585**	$ 408	$ 443
Golden Corral	**-**	229	95
	$ 585	$ 637	$ 538

Benefit Plans

The Company maintains two qualified defined benefit pension plans: the Pension Plan for Managers, Office and Commissary Employees (the Salaried Pension Plan) and the Pension Plan for Operating Unit Hourly Employees (the Hourly Pension Plan). Plan benefits are based on years-of-service and other factors. The Company's funding policy is to contribute at least the minimum annual amount sufficient to satisfy legal funding requirements plus additional discretionary tax deductible amounts that may be deemed advisable, even when no minimum funding is required. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future (see Note F – Pension Plans).

NOTE A – ACCOUNTING POLICIES (continued)

The Hourly Pension Plan covers hourly restaurant employees. The Plan was amended on July 1, 2009 to freeze all future accruals for credited service under the Plan after August 31, 2009. The Plan had previously been closed to all hourly paid restaurant employees that were hired after December 31, 1998. Hourly restaurant employees hired January 1, 1999 or after have been eligible to participate in the Frisch's Restaurants, Inc. Hourly Employees 401(k) Savings Plan (the Hourly Savings Plan), a defined contribution plan that provided a 40 percent match by the Company on the first ten percent of earnings deferred by the participants. The Company's match has vested on a scale based on length of service that reached 100 percent after four years of service. The Hourly Savings Plan was amended effective September 1, 2009 to provide for immediate vesting along with a 100 percent match from the Company on the first three percent of earnings deferred by participants. All hourly restaurant employees are now eligible to participate, regardless of when hired.

The Salaried Pension Plan covers restaurant management, office and commissary employees (salaried employees). The Plan was amended on July 1, 2009 to close entry into the Plan to employees hired after June 30, 2009. Salaried employees hired before June 30, 2009 will continue to participate in the Salaried Pension Plan and be credited with normal benefits for years of service. Salaried employees are automatically enrolled, unless otherwise elected, in the Frisch's Employee 401(k) Savings Plan (the Salaried Savings Plan), a defined contribution plan. The Salaried Savings Plan provides immediate vesting under two different Company matching schedules. Employees who are participants in the Salaried Pension Plan (hired before June 30, 2009) may continue to defer up to 25 percent of their compensation under the Salaried Savings Plan, with the Company contributing a ten percent match on the first eighteen percent deferred. Beginning September 1, 2009, salaried employees hired after June 30, 2009 receive a 100 percent match from the Company on the first three percent of compensation deferred.

The executive officers of the Company and certain other "highly compensated employees" (HCE's) are disqualified from participation in the Salaried Savings Plan. A non-qualified savings plan - Frisch's Executive Savings Plan (FESP) - provides a means by which the HCE's may continue to defer a portion of their compensation. FESP allows deferrals of up to 25 percent of a participant's compensation into a choice of mutual funds or common stock of the Company. Matching contributions are added to the first ten percent of salary deferred at a rate of ten percent for deferrals into mutual funds, while a fifteen percent match is added to deferrals into common stock. HCE's hired after June 30, 2009 receive a 100 percent matching contribution from the Company on the first three percent of compensation deferred into either mutual funds or common stock.

Although the Company owns the mutual funds until the retirement of the participants, the funds are invested at the direction of the participants. The common stock is a "phantom investment" that may be paid in actual shares or in cash upon retirement of the participant. The FESP liability to the participants is included in "Deferred compensation and other" long term obligations in the consolidated balance sheet.

The Company also maintains an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) that was originally intended to provide a supplemental retirement benefit to the HCE's whose benefits under the Salaried Pension Plan were reduced when their compensation exceeded Internal Revenue Code imposed limitations or when elective salary deferrals were made to FESP. The SERP was amended effective January 1, 2000 to exclude any benefit accruals after December 31, 1999 (interest continues to accrue) and to close entry into the Plan by any HCE hired after December 31, 1999.

Effective January 1, 2000 a Nondeferred Cash Balance Plan was adopted to provide comparable retirement-type benefits to the HCE's in lieu of future accruals under the Salaried Pension Plan and the SERP. The comparable benefit amount is determined each year and converted to a lump sum (reported as W-2 compensation) from which taxes are withheld and the net amount is deposited into the HCE's individual trust account (see Note F – Pension Plans).

FESP assets are the principal components of "Other long-term assets" in the consolidated balance sheet, along with the value, if any, of pension plan assets in excess of projected benefit obligations (see Note F – Pension Plans).

NOTE A – ACCOUNTING POLICIES (continued)

Self Insurance

The Company self-insures its Ohio workers' compensation claims up to $300,000 per claim. Initial self-insurance liabilities are accrued based on prior claims history, including an amount developed for incurred but unreported claims. Active claims management and post accident drug testing in recent years have effected vast improvements in claims experience. Management performs a comprehensive review each fiscal quarter and adjusts the self-insurance liabilities as deemed appropriate based on claims experience. Below is a summary of reductions to the self-insurance liabilities that were credited to earnings:

2009	2008 (in thousands)	2007
$ 68	$ 353	$ 828

Income Taxes

Income taxes are provided on all items included in the consolidated statement of earnings regardless of when such items are reported for tax purposes (see Note D – Income Taxes).

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable and accounts receivable, investments and long-term debt. The carrying values of cash and cash equivalents together with accounts payable and accounts receivable approximate their fair value based on their short-term character. The fair value of long-term debt is disclosed in Note B – Long-Term Debt. The Company does not use derivative financial instruments.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements," clarifies the definition of fair value, provides a framework for the measurement of fair value, and expands disclosure requirements about fair value measurements. SFAS 157 is effective for fiscal years that begin after November 15, 2007 (fiscal year 2009) for financial assets and liabilities. The adoption of SFAS 157 on June 4, 2008 had no material effect on the Company's financial position or results of operations. The effective date of SFAS 157 for non-financial assets and liabilities is for fiscal years that begin after November 15, 2008 (fiscal year 2010). Its adoption on June 3, 2009 had no material effect on the Company's financial position or results of operations.

Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities," is also effective for fiscal years beginning after November 15, 2007 (fiscal year 2009). It provides an option of whether to report selected financial assets and liabilities at fair value. The Company elected not to use the fair value option to measure any of its financial assets and liabilities.

NOTE A – ACCOUNTING POLICIES (continued)

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 132(R)-1, "Employers' Disclosures about Pensions and Other Post Retirement Benefits." This FSP amends Statement of Financial Accounting Standards No. 132(R), as revised in 2003. It was issued to require expanded disclosures about plan assets in an employers' defined benefit pension or other post retirement plan. The expanded disclosures require information to be provided on how investment decisions are made, the major categories of plan assets, input and valuation techniques used to measure fair value of plan assets, and concentrations of risk with plan assets. This FSP is not required to be applied by the Company until its fiscal year that ends after December 15, 2009 (fiscal year 2010).

Statement of Financial Accounting Standards No. 165 (SFAS 165) "Subsequent Events," was issued in May 2009. SFAS 165 establishes general standards of accounting for and disclosure of events occurring subsequent to the date of the balance sheet, but before financial statements are issued. The Company will consider the application of SFAS 165 to its interim and annual periods that end after June 15, 2009 (fiscal year 2010).

Statement of Financial Accounting Standards No. 168 (SFAS 168) "The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles," was issued on June 29, 2009. SFAS 168 was issued to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by FASB to be applied in the preparation of financial statements that conform with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification under SFAS 168 will supersede all existing non-SEC accounting and reporting standards. SFAS 168 is effective for all interim and annual periods ending after September 15, 2009 (fiscal year 2010).

The Company reviewed all other significant newly issued accounting pronouncements and concluded that they are either not applicable to the Company's business or that no material impact is anticipated on the financial statements as a result of future adoption.

NOTE B - LONG-TERM DEBT

	2009		2008	
	Payable within one year	**Payable after one year**	Payable within one year	Payable after one year
	(in thousands)			
Construction Draw Facility -				
Construction Phase Loans	**$ -**	**$ 1,000**	$ -	$ 4,500
Term Loans	**6,851**	**20,962**	7,796	18,827
Revolving Credit Loan	**-**	**-**	-	-
Bullet Loan	**890**	**-**	1,009	890
	$ 7,741	**$ 21,962**	$ 8,805	$ 24,217

NOTE B - LONG-TERM DEBT (continued)

The portion payable after one year matures as follows:

	2009	2008
	(in thousands)	
Period ending in 2010	**$ -**	$ 11,082
2011	**7,424**	5,194
2012	**5,119**	3,813
2013	**3,848**	2,461
2014	**2,808**	1,335
2015	**1,894**	332
Subsequent to 2015	**869**	-
	$ 21,962	$ 24,217

The Construction Draw Facility (the Facility) is an unsecured draw credit line intended to finance new restaurant construction. Borrowing under the Facility amounted to $6,000,000 during fiscal year 2009. As of June 2, 2009, $4,500,000 was available to be borrowed under the Facility. Unless it is extended, the Facility's credit line will expire on September 1, 2010.

The Facility is subject to a commitment fee of .25 percent of the amount remaining available to be borrowed. Under the terms of the Facility, funds borrowed are initially governed as a Construction Phase Loan, with interest determined by a pricing matrix that uses changeable basis points, determined by certain of the Company's financial ratios. The basis points are added to or subtracted from one of various indices chosen by the Company. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. Within six months of the completion and opening of each restaurant, the balance outstanding under each Construction Phase Loan must be converted to a Term Loan. Outstanding balances of loans initiated prior to September 2007 had to be converted with an amortization period not to exceed seven years. Loans initiated in or after September 2007 may be converted with initial amortization periods of up to twelve years. For any Term Loan converted with an amortization period of less than twelve years, a one-time option is available during the chosen term to extend the amortization period up to twelve years. Upon conversion to an amortizing Term Loan, the company may select a fixed rate over the chosen term or may choose among various adjustable rate options.

As of June 2, 2009, the aggregate outstanding balance under the Facility was $28,813,000, consisting of $27,813,000 in Term Loans plus $1,000,000 in the Construction Phase awaiting conversion. Since the inception of the Facility, twelve of the Term Loans ($30,000,000 out of $83,500,000 in original notes) had been retired as of June 2, 2009. All of the outstanding Term Loans are subject to fixed interest rates, the weighted average of which is 6.06 percent, all of which are being repaid in 84 equal monthly installments of principal and interest aggregating $781,000, expiring in various periods ranging from July 2009 through April 2016. Prepayments of the Term Loans are permissible upon payment of sizeable prepayment fees and other amounts. As of June 2, 2009, the variable rate of interest on the $1,000,000 balance in the Construction Phase was 1.97 percent; it was lowered to 1.47 percent on June 15, 2009. Any outstanding amount in the Construction Phase of the Facility that has not been converted into a Term Loan by September 1, 2010 shall mature and be payable in full at that time, unless extended.

The Revolving Credit Loan is an unsecured line of credit that allows for borrowing of up to $5,000,000 to fund temporary working capital needs through September 1, 2010, unless extended. The loan, none of which was outstanding as of June 2, 2009, is subject to a 30 consecutive day out-of-debt period each year. Interest is determined by the same pricing matrix used for Construction Phase Loans under the Construction Draw Facility, the basis points from which are added to or subtracted from one of various indices chosen by the Company. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. The loan is subject to a .25 percent unused commitment fee.

The Bullet Loan was converted into a term loan in March 2007. The provisions of the term loan require 36 equal monthly installments of $92,000 including principal and interest at a fixed 6.13 percent rate. The loan is secured by

NOTE B - LONG-TERM DEBT (continued)

mortgages that encumber the real property of two Golden Corral restaurants, the combined book value of which approximated $3,978,000 as of June 2, 2009.

These loan agreements contain covenants relating to cash flows, debt levels, asset dispositions, investments and restrictions on pledging certain restaurant operating assets. The Company was in compliance with all loan covenants as of June 2, 2009. Compensating balances are not required by any of these loan agreements.

The fair values of the fixed rate Term Loans within the Construction Draw Facility as shown in the following table are based on fixed rates that would be available if the loans could be refinanced at June 2, 2009 with terms similar to the remaining terms under the present Term Loans. The carrying value of all other long-term debt approximates its fair value, as it is either subject to variable interest rates or the remainder of the loan is of a short-term duration.

	Carrying Value	Fair Value
Term loans under Construction Draw Facility	$27,813,000	$28,624,000

NOTE C - LEASED PROPERTY

The Company's policy is to own its restaurant locations whenever possible, however, the Company occupies certain of its restaurants pursuant to lease agreements. Most of the leases are for fifteen or twenty years and contain renewal options for ten to twenty years, and/or have favorable purchase options. As of June 2, 2009, 26 restaurants were in operation on non-owned premises, which are covered by 28 lease agreements consisting of 23 operating leases (sixteen are for Big Boy operations and seven are for Golden Corral operations) and five month-to-month arrangements.

The five month-to-month arrangements are for five Big Boy restaurant facilities, the original capital leases of which reached their normal expirations during fiscal year 2008. Two of the five locations also have separate ground lease obligations. All five of these facilities are continuing to be occupied on a month-to-month basis until the Company acquires the properties from the landlord pursuant to certain provisions contained in the respective lease agreements. The purchase prices are the subject of litigation (See Litigation in Note H – Commitments and Contingencies). Residual value guarantees on the five leases aggregating $2,101,000 are included as a current liability in the consolidated balance sheet as of June 2, 2009 under the caption "accrued expenses."

Office space is occupied under an operating lease that expires during fiscal year 2013, with renewal options available through fiscal year 2023. A purchase option is available in 2023 to acquire the office property in fee simple. Delivery and other equipment is held under capitalized leases expiring during various periods through fiscal year 2013.

Amortization of capitalized lease assets is computed on the straight-line method over the primary terms of the leases. An analysis of the capitalized leased property follows:

	Asset balances at	
	2009	2008
	(in thousands)	
Delivery and other equipment leases	**$ 1,558**	1,558
Less accumulated amortization	**(998)**	(760)
	$ 560	$ 798

NOTE C - LEASED PROPERTY (continued)

Rent expense under operating leases and month-to-month arrangements consists of:

	2009	2008	2007
		(in thousands)	
Minimum rentals	**$2,262**	$2,094	$2,056
Contingent payments	**47**	56	49
	$2,309	$2,150	$2,105

Future minimum lease payments under capitalized leases and operating leases are summarized below:

Fiscal year ending in:	Capitalized leases	Operating leases
	(in thousands)	
2010	$ 278	$ 1,632
2011	262	1,450
2012	149	1,451
2013	13	1,346
2014	-	1,390
2015 to 2027	-	11,953
Total	702	$19,222
Amount representing interest	(65)	
Present value of obligations	637	
Portion due within one-year	(239)	
Long-term obligations	$ 398	

Not included in the above table is a secondary liability for the performance of a ground lease that the Company has assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Should the third party default, the Company has the right to re-assign the lease.

NOTE D – INCOME TAXES

The variations between the statutory Federal rate and the effective rate are summarized as follows:

	Percent of pretax earnings		
	2009	2008	2007
Statutory U.S. Federal income tax	**34.0**	34.0	34.0
Tax credits	**(6.8)**	(10.5)	(5.8)
State and municipal income taxes - Current and deferred (net of Federal tax benefit)	**1.8**	4.5	3.2
Other	**(.8)**	2.8	(.0)
Effective rate	**28.2**	30.8	31.4

NOTE D – INCOME TAXES (continued)

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expense between financial reporting and tax statutes. The components of the deferred tax asset (liability) were as follows:

	2009	2008
	(in thousands)	
Deferred compensation	**$ 907**	$ 854
Compensated absences	**918**	876
Stock-based compensation	**263**	189
Impairment of assets	**1,582**	1,584
Self insurance	**349**	418
Pension	**2,619**	-
Lease transactions	**400**	402
Other	**309**	208
Total deferred tax assets	**7,347**	4,531
Depreciation	**(4,157)**	(3,091)
Pension	**-**	(49)
Other	**(388)**	(469)
Total deferred tax liabilities	**(4,545)**	(3,609)
Net deferred tax asset	**$ 2,802**	$ 922

Taxes paid (net of refunds) during fiscal years 2009, 2008 and 2007 were $4,164,000, $4,912,000 and $4,456,000, respectively.

The Financial Accounting Standards Board's (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," was adopted by the Company effective May 30, 2007 (the first day of fiscal year 2008). FIN 48 provides guidance for recognition and measurement on financial statements of tax positions taken in tax returns or expected to be taken on a future tax return. No cumulative effect adjustment to retained earnings resulted from the adoption of FIN 48 and there was no material change in the amount of unrecognized tax benefits. No material changes have occurred to date in the amount of unrecognized tax benefits.

NOTE E - CAPITAL STOCK

The Company has two equity compensation plans adopted respectively in 1993 and 2003.

2003 Stock Option and Incentive Plan

Shareholders approved the 2003 Stock Option and Incentive Plan (the "2003 Incentive Plan" or "Plan") in October 2003. The 2003 Incentive Plan provides for several forms of awards including stock options, stock appreciation rights, stock awards including restricted and unrestricted awards of stock, and performance awards. The Board of Directors adopted certain amendments in December 2006 to bring the Plan into compliance with the American Jobs Creation Act of 2004 and Section 409A of the Internal Revenue Code (IRC). Further amendments were adopted in October 2008 to meet final regulations relating to Section 409A of the IRC.

No award shall be granted under the Plan on or after October 6, 2013 or after such earlier date on which the Board of Directors may terminate the Plan. The maximum number of shares of common stock that the Plan may issue is 800,000, subject, however, to proportionate and equitable adjustments determined by the Compensation Committee of the Board of Directors (the Committee) as deemed necessary following the event of any equity restructuring that may occur.

NOTE E - CAPITAL STOCK (continued)

The Plan provides that the total number of shares of common stock covered by options plus the number of stock appreciation rights granted to any one individual may not exceed 80,000 during any fiscal year. Additionally, no more than 80,000 shares of common stock may be issued in payment of performance awards denominated in shares, and no more than $1,000,000 in cash (or fair market value, if paid in shares) may be paid pursuant to performance awards denominated in dollars, granted to any one individual during any fiscal year if the awards are intended to qualify as performance based compensation. Employees of the Company and non-employee members of the Board of Directors are eligible to be selected to participate in the Plan. Participation is based on selection by the Committee. Although there is no limit to the number of participants in the Plan, there are approximately 40 persons currently participating in the Plan.

Options to purchase shares of the Company's common stock permit the holder to purchase a fixed number of shares at a fixed price. When options are granted, the Committee determines the number of shares subject to the option, the term of the option, which may not exceed ten years, the time or times when the option will become exercisable and the price per share that a participant must pay to exercise the option. No option will be granted with an exercise price that is less than 100 percent of fair market value on the date of the grant. The option price and obligatory withholding taxes may be paid pursuant to a "cashless" exercise/sale procedure involving the simultaneous sale by a broker of shares that are covered by the option.

Stock appreciation rights (SAR's) are rights to receive payment, in cash, shares of common stock or a combination of the two, equal to the excess of (1) the fair market value of a share of common stock on the date of exercise over (2) the price per share of common stock established in connection with the grant of the SAR (the reference price). The reference price must be at least 100 percent of the common stock's fair market value on the date the SAR is granted. SAR's may be granted by the Committee in its discretion to any participant, and may have terms no longer than ten years.

Stock awards are grants of shares of common stock that may be restricted (subject to a holding period or other conditions) or unrestricted. The Committee determines the amounts, vesting, if any, terms and conditions of the awards, including the price to be paid, if any, for restricted awards and any contingencies related to the attainment of specified performance goals or continued employment or service.

The Committee may also grant performance awards to participants. Performance awards are the right to receive cash, common stock or both, at the end of a specified performance period, subject to satisfaction of the performance criteria and any vesting conditions established for the award.

As of June 2, 2009, options to purchase 217,750 shares had been cumulatively granted under the Plan, including 20,000 that belong to the President and Chief Executive Officer (CEO). The Committee has determined that outstanding options belonging to the CEO shall vest six months from the date of the grant, while outstanding options granted to other key employees shall vest in three equal annual installments. The Committee has further determined that outstanding options granted to non-employee members of the Board of Directors shall vest one year from the date of the grant. The Committee may, in its sole discretion, accelerate the vesting of all or any part of any awards held by a terminated participant, excluding, however, any participant who is terminated for cause.

As of June 2, 2009, 617,250 shares remain available to be optioned, including 35,000 shares granted that were subsequently forfeited, which are again available to be granted in accordance with the "Re-use of Shares" provision of the Plan. There were 171,755 options outstanding as of June 2, 2009.

No other awards - stock appreciation rights, restricted stock awards, unrestricted stock awards or performance awards - had been granted under the 2003 Stock Option and Incentive Plan as of June 2, 2009.

NOTE E - CAPITAL STOCK (continued)

1993 Stock Option Plan

The 1993 Stock Option Plan was not affected by the adoption of the 2003 Stock Option and Incentive Plan. The 1993 Stock Option Plan originally authorized the grant of stock options for up to 562,432 shares (as adjusted for changes in capitalization in earlier years) of the common stock of the Company for a ten-year period beginning May 9, 1994. Shareholders approved the Amended and Restated 1993 Stock Option Plan (Amended Plan) in October 1998, which extended the availability of options to be granted to October 4, 2008. The Board of Directors adopted certain amendments in December 2006 to bring the Amended Plan into compliance with the American Jobs Creation Act of 2004 and Section 409A of the IRC.

Options to purchase 556,228 shares were cumulatively granted under the 1993 Stock Option Plan and the Amended Plan before granting authority expired on October 4, 2008, of which 271,481 remained outstanding as of June 2, 2009 including 211,478 that belong to the CEO.

All outstanding options under the 1993 Stock Option Plan and the Amended Plan were granted at fair market value and expire ten years from the date of grant. Final expirations will occur in June 2014. Outstanding options to the CEO vested in six months, while options granted to non-employee members of the Board of Directors vested after one year. Outstanding options granted to other key employees vested in three equal annual installments.

Outstanding and Exercisable Options

The changes in outstanding and exercisable options involving both the 1993 Stock Option Plan and the 2003 Stock Option and Incentive Plan are shown below as of June 2, 2009:

	No. of shares	Weighted avg. price per share	Weighted avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of year	405,070	$20.83		
Granted	42,750	$21.61		
Exercised	(3,084)	$12.90		
Forfeited or expired	(1,500)	$28.28		
Outstanding at end of year	443,236	$20.93	4.70 years	$3,311
Exercisable at end of year	382,652	$20.45	4.07 years	$3,023

The intrinsic value of stock options exercised during fiscal years 2009, 2008 and 2007 was $35,000, $83,000 and $494,000, respectively.

NOTE E - CAPITAL STOCK (continued)

Stock Options outstanding and exercisable as of June 2, 2009 for the 1993 Stock Option Plan and the 2003 Stock Option and Incentive Plan are as follows:

Range of Exercise Prices per Share	No. of shares	Weighted average price per share	Weighted average remaining life in years
Outstanding:			
$ 8.31 to $13.00	64,478	$10.61	1.00 years
$13.01 to $18.00	49,167	$13.80	2.06 years
$18.01 to $24.20	179,667	$20.73	5.42 years
$24.21 to $31.40	149,924	$27.96	6.30 years
$ 8.31 to $31.40	443,236	$20.93	4.70 years
Exercisable:			
$ 8.31 to $13.00	64,478	$10.61	1.00 years
$13.01 to $18.00	49,167	$13.80	2.06 years
$18.01 to $24.20	136,334	$20.44	4.25 years
$24.21 to $31.40	132,673	$27.70	6.11 years
$ 8.31 to $31.40	382,652	$20.45	4.07 years

Employee Stock Purchase Plan

Shareholders approved the Employee Stock Option Plan (elsewhere referred to as Employee Stock Purchase Plan) in 1998. The Plan provides employees who have completed 90 days of continuous service with an opportunity to purchase shares of the Company's common stock through payroll deduction. Immediately following the end of each semi-annual offering period, participant account balances are used to purchase shares of stock measured at 85 percent of the fair market value of shares at the beginning of the offering period or at the end of the offering period, whichever is lower. The Plan authorizes a maximum of 1,000,000 shares that may be purchased on the open market or from the Company's treasury. Through April 30, 2009, (latest available data), 141,287 shares had been cumulatively purchased through the Plan. Shares purchased through the Plan are held by the Plan's custodian until withdrawn or distributed. As of April 30, 2009, the custodian held 42,456 shares on behalf of employees.

Frisch's Executive Savings Plan

Common shares totaling 58,492 (as adjusted for changes in capitalization in earlier years) were reserved for issuance under the non-qualified Frisch's Executive Savings Plan (FESP) (see Benefit Plans in Note A – Accounting Policies) when it was established in 1993. As of June 2, 2009, 40,968 shares remained in the FESP reserve, including 9,307 shares allocated but not issued to participants.

There are no other outstanding options, warrants or rights.

NOTE E - CAPITAL STOCK (continued)

Treasury Stock

As of June 2, 2009, the Company's treasury held 2,482,233 shares of the Company's common stock. Most of the shares were acquired in a series of repurchase programs authorized by the Board of Directors from 1998 through January 2002, and through a modified "Dutch Auction" self-tender offer in 1997.

In January 2008, the Board of Directors authorized a new repurchase program under which the Company may repurchase up to 500,000 shares of common stock in the open market or through block trades over a two-year period that expires January 28, 2010. Since inception of the current authorization, the Company has acquired 38,681 shares under the program at a cost of approximately $857,000, including 13,207 shares from June 4, 2008 through June 2, 2009.

Earnings Per Share

Basic earnings per share is based on the weighted average number of outstanding common shares during the period presented. Diluted earnings per share includes the effect of common stock equivalents, which assumes the exercise and conversion of dilutive stock options.

	Basic earnings per share		Stock equivalents	Diluted earnings per share	
	Weighted average shares outstanding	EPS		Weighted average shares outstanding	EPS
June 2, 2009	**5,101,994**	**$2.10**	**62,170**	**5,164,164**	**$2.08**
June 3, 2008	5,129,362	1.16	98,549	5,227,911	1.14
May 29, 2007	5,090,960	1.82	124,500	5,215,460	1.78

Options to purchase 205,000, 91,000 and 60,000 shares were respectively excluded from the calculation of diluted EPS in fiscal years 2009, 2008 and 2007 because the effect was anti-dilutive.

Share-Based Payment (Compensation Cost)

The Company adopted Statement of Financial Accounting Standards No. 123 (R) (SFAS 123 (R)), "Share-Based Payment" on May 31, 2006 (the first day of fiscal year 2007). SFAS 123 (R) requires the fair value of stock options granted to be recognized as compensation cost. It applies to all awards granted on or after the adoption date, with compensation cost based on the fair value of the award on the date of the grant. The cost is recognized in the consolidated statement of earnings on a straight-line basis over the vesting period of the award.

In addition, because the Company elected the modified prospective application transition method in adopting SFAS 123 (R), compensation cost for fiscal years 2007 and 2008 included portions of cost associated with options granted in fiscal years 2005 and 2006 (prior to the adoption date of SFAS 123(R)) that became vested in fiscal years 2007 and 2008. These costs were recognized based on the fair value of the awards as was calculated under the original provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation" and the pro forma disclosures under Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure."

NOTE E - CAPITAL STOCK (continued)

Compensation costs arising from stock options granted are shown below.

	Fiscal year ended		
	June 2, 2009	June 3, 2008 (in thousands)	May 29, 2007
Charged to administrative and advertising expense	**$ 249**	$ 339	$ 314
Tax benefit	**85**	104	107
Total share-based compensation cost, net of tax	**$ 164**	$ 235	$ 207
Effect on basic earnings per share	**$ .03**	$ .05	$ .04
Effect on diluted earnings per share	**$ .03**	$ .04	$ .04

The fair value of each option award is estimated on the date of the grant using the modified Black-Scholes option pricing model, developed using the assumptions shown in the following table.

	Fiscal year ended		
	June 2, 2009	June 3, 2008	May 29, 2007
Weighted average fair value of options	**$5.47**	$8.39	$6.38
Assumptions			
Dividend yield	**2.0 - 2.5%**	1.4% - 1.5%	1.8%
Expected volatility	**29% - 32%**	27%	25%
Risk free interest rate	**2.4% - 3.5%**	4.2% - 4.9%	4.6% - 4.8%
Expected lives	**5 years**	5 years	5 years

Dividend yield is based on the Company's current dividend yield, which is considered the best estimate of projected dividend yields within the contractual life of the options. Expected volatility is based on the historical volatility of the Company's stock using the month end closing price of the previous five years. Risk free interest rate is based on the U. S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. Expected life represents the period of time the options are expected to be outstanding based on historical exercise behavior.

As of June 2, 2009, there was $163,000 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of .81 years.

SFAS 123 (R) also requires compensation cost to be recognized in connection with the Company's Employee Stock Purchase Plan (see Employee Stock Purchase Plan described elsewhere in Note E – Capital Stock). Compensation costs related to the Employee Stock Purchase Plan amounted to $59,000, $45,000 and $42,000 respectively during fiscal years 2009, 2008 and 2007.

NOTE F - PENSION PLANS

As discussed more fully under Benefit Plans in Note A – Accounting Policies, the Company sponsors two qualified defined benefit plans plus an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) for "highly compensated employees" (HCE's). The accounting for all three retirement plans is summarized in the following tables.

Effective May 29, 2007 (the last day of fiscal year 2007), the Company adopted Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)." SFAS 158 requires recognition of the overfunded or underfunded status of defined benefit pension plans to be recorded as an asset or liability in the consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations, which includes a projection of future salary increases. It also requires actuarial gains and losses, prior service costs or credits and transition obligations, if any, that have not yet been recognized to be recorded in Accumulated Other Comprehensive Income (AOCI).

The measurement dates in the following tables are June 2, 2009 and June 3, 2008.

	(in thousands)	
Change in benefit obligation	**2009**	2008
Projected benefit obligation at beginning of year	**$ 26,068**	$26,066
Service cost	**1,614**	1,584
Interest cost	**1,738**	1,633
Actuarial loss / (gain)	**118**	(1,564)
Gross benefits paid	**(1,561)**	(1,636)
Plan Amendments (a)	**(89)**	-
Settlements	**(441)**	(15)
Projected benefit obligation at end of year	**$ 27,447**	$26,068
Accumulated benefit obligation at end of year	**$ 23,612**	$22,470

(a) The Pension Protection Act required the basis (mortality table and interest rate) for determining lump sum payments to be changed. The new basis lowered the projected benefit obligation by $89,000.

	(in thousands)	
Change in the plans' assets	**2009**	2008
Fair value of plan assets at beginning of year (b)	**$ 26,213**	$27,610
Actual return (loss) on plan assets	**(5,467)**	(761)
Employer contributions (c)	**1,000**	1,015
Gross benefits paid	**(1,561)**	(1,636)
Settlements	**(441)**	(15)
Fair value of plan assets at end of year (b)	**$ 19,744**	$26,213

(b) No portion of plan assets has been invested in shares of the Company's common stock.

(c) Employer contributions shown for fiscal year 2008 include $15,000 attributed to the unfunded SERP.

NOTE F - PENSION PLANS (continued)

Funded status at end of year	(in thousands) 2009	2008
Fair value of plan assets	**$19,744**	$26,213
Projected benefit obligations	**27,447**	26,068
Funded status at end of year	**$ (7,703)**	$ 145
Amount recognized at end of year	**$ (7,703)**	$ 145

Funded status recognized in the consolidated balance sheet	(in thousands) 2009	2008
Non-current asset	**$ -**	$391
Current liability	**-**	-
Non-current liability (d)	**(7,703)**	(246)
	$ (7,703)	$ 145

(d) Non-current liability for fiscal year 2009 consists of $7,507,000 in underfunding of the two qualified defined benefit pension plans plus $196,000 for the unfunded SERP. Non-current liability for fiscal year 2008 consisted of $58,000 in underfunding for one of the qualified defined benefit pension plans plus $188,000 for the unfunded SERP.

Pretax amounts recognized in accumulated other comprehensive income	(in thousands) 2009	2008
Net actuarial loss	**$10,097**	$2,958
Prior service cost / (credit)	**(45)**	61
	$ 10,052	$ 3,019

The estimated amounts that will be amortized from AOCI into net periodic pension cost in fiscal year 2010 are as follows:

	(in thousands)
Actuarial loss	**$ 664**
Prior service cost	**15**
	$ 679

NOTE F - PENSION PLANS (continued)

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at the measurement date were as follows:

	(in thousands)	
	2009	2008
Projected benefit obligation at end of year	**$ 27,447**	$23,104
Fair value of plan assets at end of year	**19,744**	22,857

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at the measurement date were as follows:

	(in thousands)	
	2009	2008
Projected benefit obligation at end of year	**$ 27,447**	$ 188
Accumulated benefit obligation at end of year	**23,612**	188
Fair value of plan assets at end of year	**19,744**	-

		(in thousands)	
Net periodic pension cost components	**June 2, 2009**	June 3, 2008	May 29, 2007
Service cost	**$ 1,614**	$1,585	$1,524
Interest cost	**1,738**	1,633	1,654
Expected return on plan assets	**(2,049)**	(2,215)	(1,955)
Amortization of prior service cost	**17**	17	29
Recognized net actuarial loss	**256**	217	453
Settlement loss	**238**	-	5
Net periodic pension cost	**$ 1,814**	$ 1,237	$ 1,710

Other changes in plan assets and benefit obligations recognized in other comprehensive income (pretax):

	June 2, 2009	June 3, 2008	May 29, 2007
Settlements	**$ (238)**	$ -	-
Current year actuarial loss	**7,633**	1,413	-
Amortization of actuarial loss	**(256)**	(217)	-
Current year prior service (credit) cost (e)	**(89)**	-	-
Amortization of prior service cost	**(17)**	(17)	-
Total recognized in other comprehensive income	**$ 7,033**	$ 1,179	$ 1,544
Total recognized in net periodic pension cost and other Comprehensive income	**$ 8,847**	$ 2,416	$ 3,254

(e) The Pension Protection Act required the basis (mortality table and interest rate) for determining lump sum payments to be changed. The new basis lowered the projected benefit obligation by $89,000.

NOTE F - PENSION PLANS (continued)

Weighted average assumptions	**June 2, 2009**	June 3, 2008	May 29, 2007
Discount rate - net periodic pension cost	**6.50%**	6.00%	6.25%
Discount rate - projected benefit obligation	**6.50%**	6.50%	6.00%
Rate of compensation increase - net periodic pension cost	**4.50%**	4.50%	4.50%
Rate of compensation increase - projected benefit obligation	**4.00%**	4.50%	4.50%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%

The Company determines its discount rate by looking at the plans' projected benefit payments in the future and matching those to spot rates based on yields of high-grade corporate bonds. A single discount rate is chosen, rounded to the nearest 25 basis points, that produces the same present value as the various spot rates.

To determine the expected return on plan assets, the Company looks at the target asset allocation of the plans' trust and determines the expected return on each asset class. The expected returns for each asset class are combined and rounded to the nearest 25 basis points to determine the overall expected return on assets. The expected rate of return will remain at 8.0 percent for fiscal year 2010.

The objectives of the committee that sets investment policy for pension assets include holding, protecting and investing the assets prudently. The committee has determined that plan assets should be invested using long-term objectives, since the plan is intended to fund current and future benefits for participants and beneficiaries. Equity securities have provided the highest historical return to investors over extended time horizons. Thus, the bulk of the plans' assets are targeted to be held in equity securities. Prudent investment strategies also call for a certain portion of the plan assets to be held in fixed return instruments. Although not prohibited from doing so, the committee has chosen not to invest the plan assets in the common stock of the Company.

Target and actual pension plan assets are summarized as follows:

		Actual Allocations	
Asset Category	Target	**2009**	2008
Equity securities	70%	**48%**	70%
Fixed income	25%	**45%**	28%
Cash equivalents	5%	**7%**	2%
Total	100%	**100%**	100%

During fiscal year 2009, global equity markets suffered severe declines that caused the actual asset allocation to depart significantly from target allocations. It is the Company's intention to rebalance the asset portfolio during fiscal year 2010 to more closely match target allocations.

The Company contributes amounts to the two qualified defined benefit pension plans that are sufficient to satisfy legal funding requirements, plus discretionary tax-deductible amounts that may be deemed advisable. Although no contributions are needed to meet minimum legal funding requirements for the year that will end June 1, 2010, discretionary contributions are currently anticipated at a level of $1,300,000. Obligations to participants in the SERP are satisfied in the form of a lump sum distribution upon the retirement of the participants.

Future funding of the qualified defined benefit pension plans largely depends upon the performance of investments that are held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. The recent market volatility that resulted in significant declines in the market values of these securities could have a material adverse effect upon future funding requirements and result in the recognition of much higher net periodic pension costs in future years. Net periodic pension cost for fiscal year 2010 is currently expected to approximate $2,300,000.

NOTE F - PENSION PLANS (continued)

The following estimated future benefit payments for all three plans, which reflect expected future service, as appropriate, are expected to be paid in the fiscal years indicated:

	(in thousands)
2010	**$ 2,083**
2011	**1,282**
2012	**1,406**
2013	**1,337**
2014	**1,483**
2015-2019	**11,656**

Compensation expense (not included in the above tables) relating to the Nondeferred Cash Balance Plan (see Benefit Plans in Note A – Accounting Policies) is equal to the amounts contributed to the Plan - $216,000 in fiscal year 2009, $219,000 in fiscal year 2008 and $308,000 in fiscal year 2007. In addition, the President and Chief Executive officer (CEO) has an employment agreement that calls for additional annual contributions to be made to the trust established for the benefit of the CEO under the Non Deferred Cash Balance Plan (see Benefit Plans in Note A – Accounting Policies) when certain levels of annual pretax earnings are achieved. Based on the Company's pretax earnings, $105,000, zero and $48,000, respectively, was included in the CEO's incentive compensation for fiscal years 2009, 2008 and 2007.

The Company also sponsors two 401(k) defined contribution plans and a non-qualified Executive Savings Plan (FESP) for certain highly compensated employees who have been disqualified from participation in the 401(k) plans (see Benefit Plans in Note A – Accounting Policies). In fiscal years 2009, 2008 and 2007, matching contributions to the 401(k) plans amounted to $164,000, $167,000 and $157,000, respectively, while matching contributions to the Executive Savings Plan were $25,000, $26,000 and $24,000, respectively over the same fiscal years.

The Company does not sponsor post retirement health care benefits.

NOTE G – SEGMENT INFORMATION

The Company has two reportable segments within the food service industry: Big Boy restaurants and Golden Corral restaurants. Financial information by operating segment is as follows:

	2009	2008	2007
		(in thousands)	
Sales			
Big Boy	**$ 193,623**	$ 194,156	$ 188,563
Golden Corral	**104,238**	105,406	101,371
	$ 297,861	$ 299,562	$ 289,934
Earnings (loss) before income taxes			
Big Boy	**$ 19,672**	$ 21,466	$ 22,834
Opening expense	**(585)**	(408)	(443)
Total Big Boy	**19,087**	21,058	22,391
Golden Corral	**2,170**	63	(123)
Opening expense	**-**	(229)	(96)
Impairment of long-lived assets	**-**	(4,660)	-
Total Golden Corral	**2,170**	(4,826)	(219)
Total restaurant level profit	**21,257**	16,232	22,172
Administrative expense	**(7,654)**	(7,086)	(7,484)
Franchise fees and other revenue	**1,281**	1,278	1,254
Gain on asset sales	**1,163**	524	250
Litigation settlement	**890**	-	-
Operating Profit	**16,937**	10,948	16,192
Interest expense	**(2,000)**	(2,360)	(2,672)
	$ 14,937	$ 8,588	$ 13,520
Depreciation and amortization			
Big Boy	**$ 8,097**	$ 7,996	$ 7,805
Golden Corral	**5,594**	6,019	5,839
	$ 13,691	$ 14,015	$ 13,644
Capital expenditures			
Big Boy	**$ 14,759**	$ 11,045	$ 14,867
Golden Corral	**3,276**	3,601	3,721
	$ 18,035	$ 14,646	$ 18,588
Identifiable assets			
Big Boy	**$ 102,886**	$ 94,276	$ 94,011
Golden Corral	**74,090**	77,784	85,248
	$ 176,976	$ 172,060	$ 179,259

NOTE H – COMMITMENTS AND CONTINGENCIES

Commitments

In the ordinary course of business, purchase commitments are entered into with certain of the Company's suppliers. Most of these agreements are typically for periods of one year or less in duration; however, longer term agreements are also in place. Future minimum payments under these arrangements are $5,527,000, $3,215,000, $3,304,000, $3,316,000 and $131,000 respectively, for fiscal years 2010, 2011, 2012, 2013 and 2014. These agreements are intended to secure favorable pricing while ensuring availability of desirable products. Management does not believe such agreements expose the Company to any significant risk.

Litigation

The construction of a Golden Corral restaurant in Canton, Ohio was halted in August 2001 in order to assess structural concerns. In March 2002, a final assessment of the defects resulted in the Company's decision to construct a new building on another part of the lot. (The restaurant finally opened for business in January 2003.) In July 2002, the general contractor that built the defective building filed a demand for arbitration against the Company seeking $294,000 plus interest, fees, and costs it claimed were owed by the Company under the construction contract. The Company denied the claim and filed a counterclaim against the general contractor that alleged defective construction and claimed damages, lost profits, interest and costs, in an amount exceeding $1,000,000.

In August 2006, the arbitration panel that heard the case awarded the Company $538,000 and denied the general contractor's claim against the Company. In April 2007, the Company's Application to confirm the arbitration panel's award was granted in the local court system, which entered a judgment of $563,000 in favor of the Company and denied the general contractor's Motion to Vacate. The general contractor filed a Notice of Appeal in May 2007 and was required to issue a bond in the sum of $635,000 to secure a stay of the Company's execution on the judgment during the appeal process. In August 2008, the court of Appeals affirmed the lower court's decisions, leaving intact the judgment in favor of the Company. In October 2008, the general contractor filed a Memorandum in Support of Jurisdiction with the Ohio Supreme Court, asking the Court to accept the contractor's appeal. The Company filed its Memorandum in Opposition to Jurisdiction with the Ohio Supreme court in November 2008.

On February 4, 2009, the Ohio Supreme Court declined to accept the general contractor's request for an appeal, which ended the case. On March 4, 2009, the Company received the general contractor's check for approximately $640,000, representing full and final settlement of all claims. In addition to the cash received, the Company recorded an additional gain of $250,000 to reverse a liability that had represented the general contractor's claim against the Company for the outstanding contract balance, which was eliminated when the case was resolved.

In April 2008, the Company filed five separate lawsuits against the lessor of five properties on which the Company operates five Big Boy restaurants. The Company's complaints claim breach of contract and ask for declaratory relief and specific performance to force the lessor to allow the Company to purchase the underlying properties for certain amounts that are specified in the lease agreements, which taken together amount to $2,472,000. The lessor claims that the Company must purchase the properties for a larger amount based upon alternative values in the lease agreements and market appraisal values. The parties are currently engaged in discovery and trial dates have not been scheduled.

The Company is subject to various other claims and suits that arise from time to time in the ordinary course of business. Management does not currently believe that any ultimate liability to resolve outstanding claims will have a material effect on the Company's earnings, cash flows or financial position. Exposure to loss contingencies from pending or threatened litigation is continually evaluated by management, which believes adequate provisions for losses are already included in the consolidated financial statements.

NOTE H – COMMITMENTS AND CONTINGENCIES (continued)

Other Contingencies

The Company self-insures a significant portion of expected losses under its workers' compensation program in the state of Ohio. Insurance coverage is purchased from an insurance company for individual claims that may exceed $300,000. (See Self Insurance in Note A – Accounting Policies.) Insurance coverage is maintained for various levels of casualty and general and product liability.

An outstanding letter of credit for $100,000 is maintained by the Company in support of its self-insurance program. There are no other outstanding letters of credit issued by the Company.

As of June 2, 2009, the Company operated 26 restaurants on non-owned properties. (See Note C – Leased Properties.) Certain of the leases provide for contingent rent payments, typically based on a percentage of the leased restaurant's sales in excess of a fixed amount.

The Company is secondarily liable for the performance of a ground lease that has been assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Since there is no reason to believe that the third party will default, no provision has been made in the consolidated financial statements for amounts that would be payable by the Company. In addition, the Company has the right to re-assign the lease in the event of the third party's default.

NOTE I - RELATED PARTY TRANSACTIONS

The Chief Executive Officer of the Company (Craig F. Maier), who also serves as a director of the Company, owns a Big Boy restaurant licensed to him by the Company. A Big Boy licensed restaurant is owned by certain family members of another director of the Company (Blanche F. Maier) and a Big Boy licensed restaurant is owned by certain children of such other director (excluding Craig F. Maier), one of whom is also an officer and director of the Company (Karen F. Maier).

These three restaurants pay to the Company franchise and advertising fees, employee leasing and other fees, and make purchases from the Company's commissary. The total paid to the Company by these three restaurants amounted to $4,982,000, $4,985,000 and $4,941,000 respectively, in fiscal years 2009, 2008 and 2007. The amount owed to the Company from these restaurants was $86,000 and $102,000 respectively, as of June 2, 2009 and June 3, 2008. Amounts due are generally settled within 28 days of billing.

All related party transactions described above were effected on substantially similar terms as transactions with persons having no relationship with the Company.

The Chairman of the Board of Directors from 1970 to 2005 (Jack C. Maier, deceased February 2005) had an employment agreement that contained a provision for deferred compensation. The agreement provided that upon its expiration or upon the Chairman's retirement, disability, death or other termination of employment, the Company would become obligated to pay the Chairman or his survivors for each of the next ten years the amount of $214,050, adjusted annually to reflect 50 percent of the annual percentage change in the Consumer Price Index (CPI). Monthly payments of $17,838 to the Chairman's widow (Blanche F. Maier), a director of the Company, commenced on March 1, 2005. On March 1, 2009, the monthly payment was increased to $18,753 from $18,744 in accordance with the CPI provision of the agreement. The present value of the long-term portion of the obligation approximating $949,000 is included in the consolidated balance sheet under the caption "Deferred compensation and other." The present value of the current portion of the obligation approximating $164,000 is included in current liabilities in the consolidated balance sheet.

QUARTERLY RESULTS (UNAUDITED)

QUARTERLY EARNINGS

	Year Ended June 2, 2009 (Fiscal 2009) (in thousands, except per share data)				Year Ended June 3, 2008 (Fiscal 2008) (in thousands, except per share data)			
	Sales	Operating profit	Net earnings	Diluted net earnings per share	Sales	Operating profit (loss)	Net earnings (loss)	Diluted net earnings (loss) per share
1st Quarter	$ 89,882	$ 3,652	$ 2,175	$ 0.42	$ 89,526	$ 4,346	$ 2,450	$ 0.47
2nd Quarter	69,093	3,620	2,216	0.43	69,213	3,767	2,168	0.41
3rd Quarter	67,685	5,260	3,410	0.66	66,619	3,547	2,066	0.40
4th Quarter	71,201	4,405	2,920	0.56	74,204	(712)	(738)	(0.14)
Total	$297,861	$ 16,937	$ 10,721	$ 2.08	$299,562	$ 10,948	$ 5,946	$ 1.14

Quarterly earnings per share for Fiscal 2009 do not sum to the earnings per share for the year due to changes throughout the year in the diluted weighted average shares outstanding.

The first quarter of each year contained sixteen weeks. The second and third quarters of each year contained twelve weeks. The fourth quarter of fiscal 2009 contained twelve weeks compared with thirteen weeks in fiscal 2008.

The fourth quarter of fiscal 2008 included an impairment loss of $3,225,000, net of tax, resulting from the determination that three Golden Corral restaurants had impaired assets.

The fourth quarters of fiscal 2009 and fiscal 2008 include credits to income tax expense of $90,000 and $120,000 respectively, to reflect the actual effective tax rate for the years.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Effectiveness of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 240.15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of June 2, 2009, the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) would be accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

(b) Management's annual report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting. There were no significant changes in the Company's internal control over financial reporting (as defined in Exchange Act rules 240.13a-15 or 240.15d-15) during the fourth quarter ended June 2, 2009 that materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

Item 9A(T). Controls and Procedures

Not applicable.

Item 9B. Other Information

None.

PART III
(Items 10 through 13)

Item 10. Directors, Executive Officers and Corporate Governance

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Code of Ethics is available on the Company's web site at www.frischs.com in the "Investor Relations" section under "Corporate Governance." To receive a printed copy of the Code of Ethics at no cost, please contact Donald H. Walker, Chief Financial Officer, Frisch's Restaurants, Inc. 2800 Gilbert Avenue, Cincinnati, Ohio 45206 – 1206. Email requests may be made to cfo@frischs.com. Also, any amendments to or waivers from the Code of Ethics will be disclosed on the Company's web site within five business days following the date of amendment or waiver. There were no waivers of the Code of Ethics during the fiscal year ended June 2, 2009.

The information required by this item regarding executive officers appears in Item 1 of Part I of this report under the caption "Executive Officers of the Registrant."

All other information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2009 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2009 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item not otherwise disclosed below is incorporated by reference to the Registrant's definitive proxy statement for the 2009 Annual Meeting of Shareholders.

Equity Compensation Plan Information
as of June 2, 2009

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
1993 Stock Option Plan	271,481	$18.19	-
2003 Stock Option and Incentive Plan	171,755	$25.27	617,250
Total	443,236	$20.93	617,250
Equity compensation plans not approved by security holders:			
Executive Savings Plan (1)			40,968
Senior Executive Bonus Plan (2)			
CEO Employment Agreement (3)			
Total	443,236	$20.93	658,218

(1) Frisch's Executive Savings Plan

The Frisch's Executive Savings Plan (FESP) was established in November 1993, to provide a means for certain management employees who are disqualified from participating in the Frisch's Employee 401(k) Savings Plan, to participate in a similarly designed non-qualified plan. Under the FESP, an eligible employee may choose to defer up to 25 percent of his or her salary, which may be invested in mutual funds or in Common Stock of the Company. For employees who choose to invest in the Company's Common Stock, the Company adds a fifteen percent matching contribution of Common Stock to the employee's account, but only on the first ten percent of salary deferred. Upon an employee's retirement, the Company has the option to issue to the employee the shares of Common Stock allocated to that employee or to pay to the employee the fair market value of the Common Stock allocated to him or her in cash. A reserve of 58,492 shares of Common Stock (as adjusted for changes in capitalization in earlier years) was established for issuances under the FESP when it was established in 1993. Since its inception, participants have cumulatively redeemed 17,524 shares through June 2, 2009. The current reserve balance of 40,968 shares contains 9,307 shares (including 2,936 shares allocated during the year ended June 2, 2009) that have been allocated but not issued to active plan participants.

(2) Senior Executive Bonus Plan

Under the Company's Senior Executive Bonus Plan effective June 2, 2003, certain executive officers and other key employees are entitled to earn annual bonuses of up to 40 percent of their annual salary. Each employee's bonus is determined by a formula that takes into account (1) the extent to which the individual's performance goals established prior to the beginning of the fiscal year are met, and (2) the Company's pre-tax consolidated earnings for the fiscal year, as a percentage of total revenue (adjusted to exclude certain revenue, if any, not related to the Company's food service operations). No incentive bonus is paid to any eligible employees unless pre-tax consolidated earnings of the Company are at least four percent of revenues. In order to receive the maximum bonus permissible under the plan, an employee must fully meet his or her individual performance goals and pre-tax consolidated earnings of the Company must equal or exceed seven percent of revenues. Of the total bonus earned by each employee, ten percent is paid in shares of the Company's Common Stock and the remainder is paid in cash. For the fiscal year ended June 2, 2009, 780 shares of Common Stock were issued to employees pursuant to the plan. If all eligible employees under the Senior Executive Bonus Plan had earned their maximum bonus during the year ended June 2, 2009, 1,810 shares of Common Stock would have been issued.

(3) CEO Employment Agreement

During the fiscal year ended June 2, 2009, Craig F. Maier, President and Chief Executive Officer, was employed by the Company pursuant to a three-year employment agreement effective May 31, 2006. The agreement provides that the Company will pay Mr. Maier incentive compensation for each fiscal year that the Company's pre-tax earnings (before deducting his incentive compensation and expense recognized for stock based compensation) equal or exceed four percent of the Company's total revenue. The incentive compensation will be equal to (a) one and one half percent of the Company's pre-tax earnings if in such year pre-tax earnings equal or exceed four percent (but are less than five percent) of the Company's total revenue, and (b) an additional one percent of the Company's pre-tax earnings if in such year the Company's pre-tax earnings equal or exceed five percent of the Company's total revenue. However, the incentive compensation will be reduced to the extent that the payment of the incentive compensation would reduce the Company's pre-tax earnings to below four percent of the Company's total revenue. Incentive compensation is paid 90 percent in cash and ten percent in Common Stock. For the fiscal year ended June 2, 2009, 1,747 shares of common stock were issued to Mr. Maier, representing ten percent of the incentive compensation that he earned.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2009 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2009 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

a). List of documents filed as part of this report.

1. Financial Statements

The following consolidated financial statements of the Registrant are contained in Part II, Item 8 of this Form 10-K.

Report of Independent Registered Public Accounting Firm (on Financial Statements)

Report of Independent Registered Public Accounting Firm (on Management's Assessment of Internal Control over Financial Statements)

Consolidated Balance Sheet – June 2, 2009 and June 3, 2008

Consolidated Statement of Earnings – Three fiscal years ended June 2, 2009

Consolidated Statement of Cash Flows – Three fiscal years ended June 2, 2009

Consolidated Statement of Shareholders' Equity – Three fiscal years ended June 2, 2009

Notes to Consolidated Financial Statements – Three fiscal years ended June 2, 2009

2. Financial Statement Schedules

Financial statement schedules are not applicable or are not required under the related instructions or the information is included in the financial statements or the notes to the financial statements.

3. Exhibits

3.1 Third Amended Articles of Incorporation, filed as Exhibit (3) (a) to the Registrant's Form 10-K Annual Report for 1993, is incorporated herein by reference.

3.2 Amended and Restated Code of Regulations effective October 2, 2006, filed as Exhibit A to the Registrant's Definitive Proxy Statement dated September 1, 2006, is incorporated herein by reference.

10.1 Intellectual Property Use and Noncompete Agreement between the Registrant and Liggett Restaurant Enterprises LLC (now known as Big Boy Restaurants International, LLC) dated January 8, 2001, filed as Exhibit 10 (a) to the Registrant's Form 10-Q Quarterly Report for March 4, 2001, is incorporated herein by reference.

10.2 Transfer Agreement between the Registrant and Liggett Restaurant Enterprises LLC (now known as Big Boy Restaurants International, LLC) dated January 8, 2001, filed as Exhibit 10 (b) to the Registrant's Form 10-Q Quarterly Report for March 4, 2001, is incorporated herein by reference.

10.3 Agreement Regarding Use of Trademarks between the Registrant and Big Boy Restaurants International, LLC dated November 7, 2007, filed as Exhibit 10 (c) to the Registrant's Form 10-Q Quarterly Report for December 11, 2007, is incorporated herein by reference.

10.4 First Amended and Restated Loan Agreement (Golden Corral Construction Facility) between the Registrant and US Bank NA effective October 15, 2004, filed as Exhibit 10 (c) 1 to the Registrant's Form 10-Q Quarterly Report for September 19, 2004, is incorporated herein by reference.

10.5 Second Amended and Restated Loan Agreement (Revolving and Bullet Loans) between the Registrant and US Bank NA effective October 15, 2004, filed as Exhibit 10 (c) 2 to the Registrant's Form 10-Q Quarterly Report for September 19, 2004, is incorporated herein by reference.

10.6 Amendment No. 1 to First Amended and Restated Loan Agreement (Golden Corral Construction Facility) (see Exhibit 10.4 above) between the Registrant and US Bank NA effective September 27, 2005, filed as Exhibit 10 (d) 1) to the Registrant's Form 10-Q Quarterly Report for September 18, 2005, is incorporated herein by reference.

10.7 Amendment No. 1 to Second Amended and Restated Loan Agreement (Revolving and Bullet Loans) (see Exhibit 10.5 above) between the Registrant and US Bank NA effective September 27, 2005, filed as Exhibit 10 (d) 2) to the Registrant's Form 10-Q Quarterly Report for September 18, 2005, is incorporated herein by reference.

10.8 Amendment No. 2 to First Amended and Restated Loan Agreement (Golden Corral Construction Facility) (see Exhibits 10.4 and 10.6 above) between the Registrant and US Bank, NA effective December 3, 2007, filed as Exhibit 10 (f) 1) to the Registrant's Form 10-Q Quarterly Report for December 11, 2007, is incorporated herein by reference.

10.9 Amendment No. 3 to Second Amended and Restated Loan Agreement (Revolving and Bullet Loans) (see Exhibits 10.5 and 10.7 above) between the Registrant and US Bank, NA effective December 3, 2007, filed as Exhibit 10 (f) 2) to the Registrant's Form 10-Q Quarterly Report for December 11, 2007, is incorporated herein by reference.

10.10 Area Development Agreement, Termination Agreement and Addendum effective July 20, 2004 between the Registrant and Golden Corral Franchising Systems, Inc., filed as Exhibit 10 (f) to the Registrant's Form 10-K Annual Report for 2004, is incorporated herein by reference.

10.11 Second Amendment to Area Development Agreement (see Exhibit 10.10 above) effective April 3, 2008 between the Registrant and Golden Corral Franchising Systems, Inc., filed as Exhibit 10 (h) to the Registrant's Form 10-Q Quarterly Report for March 4, 2008, is incorporated herein by reference.

10.12 Agreement to Purchase Stock between the Registrant and Frisch West Chester, Inc. dated June 1, 1988, filed as Exhibit 10 (f) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference.

10.13 Agreement to Purchase Stock between the Registrant and Frisch Hamilton West, Inc. dated February 19, 1988, filed as Exhibit 10 (g) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference.

10.14 Employment Agreement between the Registrant and Craig F. Maier effective May 28, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated March 14, 2006, is incorporated herein by reference. *

10.15 First Amendment to the Employment Agreement (see Exhibit 10.14 above) between the Registrant and Craig F. Maier effective May 28, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated June 7, 2006, is incorporated herein by reference. *

10.16 Employment Agreement between the Registrant and Craig F. Maier effective June 3, 2009, dated April 10, 2009, filed as Exhibit 10.16 to the Registrant's Form 10-Q Quarterly Report for March 10, 2009, is incorporated herein by reference. *

10.17 Frisch's Executive Retirement Plan (SERP) effective June 1, 1994, filed as Exhibit 10 (b) to the Registrant's Form 10-Q Quarterly Report for September 17, 1995, is incorporated herein by reference. *

10 .18 Amendment No. 1 to Frisch's Executive Retirement Plan (SERP) (see Exhibit 10.17 above) effective January 1, 2000, filed as Exhibit 10 (k) to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference. *

10.19 2003 Stock Option and Incentive Plan, filed as Appendix A to the Registrant's Proxy Statement dated August 28, 2003, is incorporated herein by reference. *

10.20 Amendment No. 1 to the 2003 Stock Option and Incentive Plan (see Exhibit 10.19 above) effective September 26, 2006, filed as Exhibit 10 (q) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference. *

10.21 Amendments to the 2003 Stock Option and Incentive Plan (see Exhibits 10.19 and 10.20 above) effective December 19, 2006, filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated December 19, 2006, is incorporated herein by reference. *

10.22 Amendments to the 2003 Stock Option and Incentive Plan (see Exhibits 10.19, 10.20 and 10.21 above) adopted October 7, 2008, filed as Exhibit 10.21 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.23 Forms of Agreement to be used for stock options granted to employees and to non-employee directors under the Registrant's 2003 Stock Option and Incentive Plan (see Exhibits 10.19, 10.20, 10.21 and 10.22 above), filed as Exhibits 99.1 and 99.2 to the Registrant's Form 8-K dated October 1, 2004, are incorporated herein by reference. *

10.24 Amended and Restated 1993 Stock Option Plan, filed as Exhibit A to the Registrant's Proxy Statement dated September 9, 1998, is incorporated herein by reference. *

10.25 Amendments to the Amended and Restated 1993 Stock Option Plan (see Exhibit 10.24 above) effective December 19, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated December 19, 2006, is incorporated herein by reference. *

10.26 Employee Stock Option Plan, filed as Exhibit B to the Registrant's Proxy Statement dated September 9, 1998, is incorporated herein by reference. *

10.27 Change of Control Agreement between the Registrant and Craig F. Maier dated November 21, 1989, filed as Exhibit 10 (g) to the Registrant's Form 10-K Annual Report for 1990, is incorporated herein by reference. It was also filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated March 17, 2006, which is also incorporated herein by reference. *

10.28 First Amendment to Change of Control Agreement (see Exhibit 10.27 above) between the Registrant and Craig F. Maier dated March 17, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated March 17, 2006, is incorporated herein by reference. *

10.29 Second Amendment to Change of Control Agreement (see Exhibits 10.27 and 10.28 above) between the Registrant and Craig F. Maier dated October 7, 2008, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated October 7, 2008, is incorporated herein by reference. *

10.30 Frisch's Nondeferred Cash Balance Plan effective January 1, 2000, filed as Exhibit 10 (r) to the Registrant's Form 10-Q Quarterly Report for December 10, 2000, is incorporated herein by reference, together with the Trust Agreement established by the Registrant between the Plan's Trustee and Donald H. Walker (Grantor). There are identical Trust Agreements between the Plan's Trustee and Craig F. Maier, Rinzy J. Nocero, Karen F. Maier, Michael E. Conner, Louie Sharalaya, Lindon C. Kelley, Michael R. Everett, Ronnie A. Peters, William L. Harvey and certain other "highly compensated employees" (Grantors). *

10.31 First Amendment (to be effective June 6, 2006) to the Frisch's Nondeferred Cash Balance Plan that went into effect January 1, 2000 (see Exhibit 10.30 above), filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated June 7, 2006, is incorporated herein by reference. *

10.32 Senior Executive Bonus Plan effective June 2, 2003, filed as Exhibit 10 (s) to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference. *

10.33 Non-Qualified Deferred Compensation Plan, Basic Plan Document to Restate Frisch's Executive Savings Plan (FESP) effective December 31, 2008 (also see Exhibits 10.34, 10.35 and 10.36), filed as Exhibit 10.32 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.34 Non-Qualified Deferred Compensation Plan, Adoption Agreement (Stock) to Restate Frisch's Executive Savings Plan (FESP) effective December 31, 2008 (also see Exhibits 10.33, 10.35 and 10.36), filed as Exhibit 10.33 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.35 Non-Qualified Deferred Compensation Plan, Adoption Agreement (Mutual Funds) to Restate Frisch's Executive Savings Plan (FESP) effective December 31, 2008 (also see Exhibits 10.33, 10.34 and 10.36), filed as Exhibit 10.34 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.36 Non-Qualified Deferred Compensation Plan, Adoption Agreement to Restate Frisch's Executive Savings Plan (FESP) effective July 1, 2009 (also see Exhibits 10.33, 10.34 and 10.35), is filed herewith. *

* Denotes management contract or compensatory plan or agreement

14 Code of Ethics for Chief Executive Officer and Financial Professionals, filed as Exhibit 14 to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference.

21 Subsidiaries of the Registrant is filed herewith.

23 Consent of Grant Thornton LLP is filed herewith.

31.1 Certification of Chief Executive Officer pursuant to rule 13a -14(a) is filed herewith.

31.2 Certification of Chief Financial Officer pursuant to rule 13a - 14(a) is filed herewith.

32.1 Section 1350 Certification of Chief Executive Officer is filed herewith.

32.2 Section 1350 Certification of Chief Financial Officer is filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRISCH'S RESTAURANTS, INC.
(Registrant)

By /s/ Donald H. Walker Donald H. Walker Vice President and Chief Financial Officer	July 23, 2009 Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Daniel W. Geeding Daniel W. Geeding	Chairman of the Board Director	July 24, 2009
/s/ Craig F. Maier Craig F. Maier	President and Chief Executive Officer Director	July 30, 2009
/s/ Dale P. Brown Dale P. Brown	Director	July 26, 2009
/s/ RJ Dourney RJ Dourney	Director	July 25, 2009
/s/ Lorrence T. Kellar Lorrence T. Kellar	Director	July 24, 2009
/s/ Blanche F. Maier Blanche F. Maier	Director	July 29, 2009
/s/ Karen F. Maier Karen F. Maier	Director	July 29, 2009
/s/ Jerome P. Montopoli Jerome P. Montopoli	Director	July 24, 2009
/s/ William J. Reik, Jr. William J. Reik, Jr.	Director	July 27, 2009

Corporate and Shareholder Information

Corporate Headquarters

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206 - 1206
(513) 961-2660
www.frischs.com

Registrar And Transfer Agent

American Stock Transfer & Trust Company
(800) 937-5449
www.amstock.com

Stock Exchange Listing

The Company's common stock trades on NYSE Amex under the symbol FRS.

Independent Registered Public Accounting Firm

Grant Thornton LLP
Cincinnati, Ohio 45209

Annual Meeting

Shareholders are cordially invited to attend the 2009 Annual Meeting of Shareholders that will be held at 10:00 a.m., Tuesday, October 6, 2009 at the Queen City Club, 331 E. Fourth Street, Cincinnati, Ohio 45202

Available Information

A copy of the Company's Annual Report on Form 10-K is included with this document. It may also be accessed, along with other periodic reports that the Company files with the Securities and Exchange Commission, on the Company's web site www.frischs.com or by writing to:

Donald H. Walker
Vice President and Chief Financial Officer
FRISCH'S RESTAURANTS, INC.
2800 Gilbert Avenue
Cincinnati, OH 45206 – 1206

e-mail requests to cfo@frischs.com

The Company owns the trademark "Frisch's." The rights to the "Big Boy" trademark, trade name and service marks are exclusively and irrevocably owned by the Company in the states of Kentucky and Indiana, and in most of Ohio.

"Golden Corral" is a registered trademark of the Golden Corral Corporation, Raleigh, North Carolina.

Directors

Dale P. Brown (3) (4)
Retired President and Chief Executive Officer, Sive/Young & Rubicam

Robert J. Dourney (2) (4)
President, Hearthstone Associates LLC.

Daniel W. Geeding (1) (2)
Chairman of the Board, Frisch's Restaurants, Inc; Chief Financial Officer, The Health Foundation of Greater Cincinnati

Lorrence T. Kellar (1) (3) (5)
Investor and Consultant, Continental Properties Company, Inc.

Blanche F. Maier
Director, Frisch's Restaurants, Inc.

Craig F. Maier (4)
President and Chief Executive Officer, Frisch's Restaurants, Inc.

Karen F. Maier (4)
Vice President, Frisch's Restaurants, Inc.

Jerome P. Montopoli (1) (2)
Retired Certified Public Accountant

William J. Reik, Jr. (3) (4) (5)
Managing Member, Reik & Co., LLC.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(4) Strategic Planning Committee
(5) Finance Committee

Corporate And Staff Officers

Craig F. Maier, President and Chief Executive Officer
Rinzy J. Nocero, Vice President and Chief Operating Officer
Donald H. Walker, Vice President and Chief Financial Officer
Michael E. Conner, Vice President - Human Resources
Michael R. Everett, Vice President - Information Services
James I. Horwitz, Vice President - Real Estate and Franchising
Karen F. Maier, Vice President - Marketing
Ronnie A. Peters, Vice President - Commissary
Donald A. Bodner, Corporate Secretary

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206-1206
www.frischs.com

golden corral®
Buffet & Grill

